May 25, 2023

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re: Putnam Funds Filing under Rule 17g-1

Ladies and Gentlemen:

On behalf of the registered management investment companies listed in Schedule A-1 hereto (the “Funds”), please be advised, pursuant to Rule 17g-1(g) under the Investment Company Act of 1940, as follows:

1.	Enclosed as Exhibit 1 is a copy of the fidelity bond covering the Funds for the period beginning December 1, 2022 and ending November 30, 2023, which is also the period for which premiums have been paid to date.

2.	Enclosed as Exhibit 2 is a copy of the resolutions approved by the Trustees of the Funds approving the amount of fidelity bond coverage and the form and amount of the bond. The resolutions were approved by a majority of the Trustees of the Putnam Funds, including a majority of the disinterested Trustees, on November 18, 2022.

3.	Enclosed as Exhibit 3 is a copy of the resolutions approved by the Trustees of Putnam ETF Trust approving the amount of fidelity bond coverage and the form and amount of the bond. The resolutions were approved by a majority of the Trustees of the Putnam ETFs, including a majority of the disinterested Trustees, on November 18, 2022.

4.	Enclosed as Exhibit 4 is a copy of the agreement entered into by the Funds, the Putnam ETFs, Putnam Investment Management, LLC and certain of its affiliates in accordance with Rule 17g-1(f).

5.	Schedule A-2 hereto lists the amount of fidelity bond coverage each Fund would have been required to maintain under Rule 17g-1(d) if it did not participate in the joint fidelity bond.

Premiums for the bond enclosed as Exhibit 2 have been paid by the insureds thereunder through November 30, 2023.

Please direct any comments you may have to my colleague Venice Monagan, Senior Counsel, at (617) 760-2577.

Very truly yours,

/s/ Stephen J. Tate

Stephen J. Tate

Schedule A

PUTNAM FUNDS

Putnam California Tax Exempt Income Fund

Putnam Convertible Securities Fund

Putnam Diversified Income Trust

Putnam Asset Allocation Funds

-Putnam Dynamic Asset Allocation Balanced Fund

-Putnam Dynamic Asset Allocation Conservative Fund

-Putnam Dynamic Asset Allocation Growth Fund

-Putnam Multi-Asset Income Fund

Putnam ETF Trust

-Putnam BDC Income ETF

-Putnam BioRevolution ETF

-Putnam Emerging Markets ex-China ETF

-Putnam ESG Core Bond ETF

-Putnam ESG High Yield ETF

-Putnam ESG Ultra Short ETF

-Putnam Focused Large Cap Growth ETF

-Putnam Focused Large Cap Value ETF

-Putnam PanAgora ESG Emerging Markets Equity ETF

-Putnam PanAgora ESG International Equity ETF

-Putnam Sustainable Future ETF

-Putnam Sustainable Leaders ETF

Putnam Funds Trust

-Putnam Core Bond Fund

-Putnam Core Equity Fund

-Putnam Dynamic Asset Allocation Equity Fund

-Putnam Emerging Markets Equity Fund

-Putnam Floating Rate Income Fund

-Putnam Focused Equity Fund

-Putnam Global Technology Fund

-Putnam Intermediate-Term Municipal Income Fund

-Putnam International Value Fund

-Putnam Mortgage Opportunities Fund

-Putnam Short Duration Bond Fund

-Putnam Short Term Investment Fund

-Putnam Short-Term Municipal Income Fund

-Putnam Small Cap Growth Fund

-Putnam Ultra Short Duration Income Fund

-Putnam Ultra Short MAC Series

Putnam Focused International Equity Fund

George Putnam Balanced Fund

Putnam Global Health Care Fund

Putnam Global Income Trust

Putnam High Yield Fund

Putnam Income Fund

1

Schedule A

Putnam International Equity Fund

Putnam Investment Funds

-Putnam Government Money Market Fund

-Putnam International Capital Opportunities Fund

-Putnam Large Cap Growth Fund

-Putnam Research Fund

-Putnam Small Cap Value Fund

-Putnam Sustainable Future Fund

Putnam Large Cap Value Fund

Putnam Managed Municipal Income Trust

Putnam Massachusetts Tax Exempt Income Fund

Putnam Master Intermediate Income Trust

Putnam Minnesota Tax Exempt Income Fund

Putnam Money Market Fund

Putnam Mortgage Securities Fund

Putnam Municipal Opportunities Trust

Putnam New Jersey Tax Exempt Income Fund

Putnam New York Tax Exempt Income Fund

Putnam Ohio Tax Exempt Income Fund

Putnam Pennsylvania Tax Exempt Income Fund

Putnam Premier Income Trust

Putnam Sustainable Leaders Fund

Putnam Target Date Funds

-Putnam Retirement Advantage Maturity Fund

-Putnam Retirement Advantage 2065 Fund

-Putnam Retirement Advantage 2060 Fund

-Putnam Retirement Advantage 2055 Fund

-Putnam Retirement Advantage 2050 Fund

-Putnam Retirement Advantage 2045 Fund

-Putnam Retirement Advantage 2040 Fund

-Putnam Retirement Advantage 2035 Fund

-Putnam Retirement Advantage 2030 Fund

-Putnam Retirement Advantage 2025 Fund

-Putnam Sustainable Retirement Maturity Fund

-Putnam Sustainable Retirement 2065 Fund

-Putnam Sustainable Retirement 2060 Fund

-Putnam Sustainable Retirement 2055 Fund

-Putnam Sustainable Retirement 2050 Fund

-Putnam Sustainable Retirement 2045 Fund

-Putnam Sustainable Retirement 2040 Fund

-Putnam Sustainable Retirement 2035 Fund

-Putnam Sustainable Retirement 2030 Fund

-Putnam Sustainable Retirement 2025 Fund

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Schedule A

Putnam Tax Exempt Income Fund

Putnam Tax-Free Income Trust

-Putnam Strategic Intermediate Municipal Fund

-Putnam Tax-Free High Yield Fund

Putnam Variable Trust

-Putnam VT Core Equity Fund

-Putnam VT Diversified Income Fund

-Putnam VT Emerging Markets Equity Fund

-Putnam VT Focused International Equity Fund

-Putnam VT George Putnam Balanced Fund

-Putnam VT Global Asset Allocation Fund

-Putnam VT Global Health Care Fund

-Putnam VT Government Money Market Fund

-Putnam VT High Yield Fund

-Putnam VT Income Fund

-Putnam VT International Equity Fund

-Putnam VT International Value Fund

-Putnam VT Large Cap Growth Fund

-Putnam VT Large Cap Value Fund

-Putnam VT Mortgage Securities Fund

-Putnam VT Research Fund

-Putnam VT Small Cap Growth Fund

-Putnam VT Small Cap Value Fund

-Putnam VT Sustainable Future Fund

-Putnam VT Sustainable Leaders Fund

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Schedule A-2

FIDELITY BOND MONITOR

As of: April 28, 2023			PREPARED BY:	M.Culosi
			REVIEWED BY:	R.Fleming
			GROSS ASSETS AS OF
FUND			MOST RECENT MONTH	MINIMUM BOND
NUMBER	FUND NAME	FYE	END	AMOUNT
001	George Putnam Balanced Fund	07 / 31	1,660,339,923	1,500,000
004	Putnam Income Fund	10 / 31	2,545,157,058	1,900,000
005	Putnam Focused International Equity Fund	10 / 31	793,400,842	1,000,000
008	Putnam Convertible Securities Fund	10 / 31	617,949,930	900,000
010	Putnam Money Market Fund	09 / 30	780,773,876	1,000,000
011	Putnam Tax Exempt Income Fund	09 / 30	670,287,152	900,000
012	Putnam Large Cap Value Fund	10 / 31	19,076,811,234	2,500,000
019	Putnam New Jersey Tax Exempt Income Fund	05 / 31	133,969,856	525,000
021	Putnam Global Health Care Fund	08 / 31	1,553,143,961	1,500,000
027	Putnam California Tax Exempt Income Fund	09 / 30	819,697,748	1,000,000
030	Putnam New York Tax Exempt Income Fund	11 / 30	834,018,992	1,000,000
032	Putnam Mortgage Securities Fund	09 / 30	1,375,211,402	1,250,000
041	Putnam Global Income Trust	10 / 31	208,652,596	600,000
047	Putnam Pennsylvania Tax Exempt Income Fund	05 / 31	117,720,470	525,000
052	Putnam Managed Municipal Income Trust	10 / 31	423,577,122	750,000
060	Putnam High Yield Fund	11 / 30	933,741,232	1,000,000
073	Putnam Premier Income Trust	07 / 31	692,252,811	900,000
074	Putnam Master Intermediate Income Trust	09 / 30	277,621,157	750,000
075	Putnam Diversified Income Trust	09 / 30	2,496,979,257	1,700,000
582	Putnam Municipal Opportunities Trust	04 / 30	527,166,665	900,000
841	Putnam International Equity Fund	06 / 30	737,718,643	900,000
845	Putnam Massachusetts Tax Exempt Income Fund	05 / 31	257,047,441	750,000
847	Putnam Minnesota Tax Exempt Income Fund	05 / 31	171,835,686	600,000
848	Putnam Ohio Tax Exempt Income Fund	05 / 31	84,926,866	450,000
852	Putnam Sustainable Leaders Fund	06 / 30	5,203,764,349	2,500,000
HF8	Putnam Core Equity Fund	04 / 30	3,201,001,347	2,100,000
Various	Putnam Asset Allocation Funds	Various	5,476,593,104	2,500,000
Various	Putnam Funds Trust	Various	18,806,301,193	2,500,000
Various	Putnam Investment Funds	Various	9,099,814,427	2,500,000
Various	Putnam Target Date Funds	07 / 31	1,408,034,234	1,250,000
Various	Putnam Tax Free Funds	Various	1,509,958,562	1,500,000
Various	Putnam Variable Trust	12 / 31	5,288,690,807	2,500,000
Various	Putnam ETF Trust	08 / 31	1,588,826,394	1,500,000
		TOTALS:	89,372,986,337	43,650,000

			MINIMUM AMOUNT NEEDED:	43,650,000

			CURRENT BOND AMOUNT:	60,000,000

		AMOUNT IN EXCESS OF MIN. AMOUNT:		16,350,000

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POLICYHOLDER NOTICE

Thank you for purchasing insurance from a member company of American International Group, Inc. (AIG). The AIG member companies generally pay compensation to brokers and independent agents, and may have paid compensation in connection with your policy. You can review and obtain information about the nature and range of compensation paid by AIG member companies to brokers and independent agents in the United States by visiting our website at www.aig.com/producer-compensation or by calling 1-800-706-3102.

91222 (9/16)

National Union Fire Insurance Company of Pittsburgh, Pa.
A capital stock company

POLICY NUMBER: 01-840-69-60	REPLACEMENT OF POLICY NUMBER: 02-112-98-79

INVESTMENT COMPANY BLANKET BOND

DECLARATIONS
Item 1.	Name of Insured (herein called Insured):	GEORGE PUTNAM BALANCED
FUND

	Principal Address	100 FEDERAL STREET
BOSTON, MA 02110

Item 2.	Bond Period: from 12:01a.m. December 01, 2022 to 12:01a.m. December 01,
2023 the effective date of the termination or cancellation of this bond, standard time at the Principal Address as to each of said dates.
Item 3.	Limit of Liability--Subject to Sections 9, 10 and 12 hereof,

Amount applicable to
	Limit of	Deductible
	Liability
Insuring Agreement (A)-FIDELITY	$10,000,000	$150,000
Insuring Agreement (B)-AUDIT EXPENSE	$250,000	$5,000
Insuring Agreement (C)-ON PREMISES	$10,000,000	$150,000
Insuring Agreement (D)-IN TRANSIT	$10,000,000	$150,000
Insuring Agreement (E)-FORGERY OR ALTERATION	$10,000,000	$150,000
Insuring Agreement (F)-SECURITIES	$10,000,000	$150,000
Insuring Agreement (G)-COUNTERFEIT CURRENCY	$10,000,000	$150,000
Insuring Agreement (H)-STOP PAYMENT	$10,000,000	$150,000
Insuring Agreement (I)-UNCOLLECTIBLE ITEMS OF	$10,000,000	$150,000
DEPOSIT
Optional Insuring Agreements and Coverages:
Insuring Agreement (J)-COMPUTER SYSTEMS FRAUD	$10,000,000	$150,000
Insuring Agreement (K)-UNAUTHORIZED SIGNATURES	$10,000,000	$150,000
Insuring Agreement (L)-AUTOMATED PHONE SYSTEMS	$10,000,000	$150,000

If “Not Covered” is inserted above opposite any specified Insuring Agreement or
Coverage, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom.

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41205 (03/95)	1

Item 4.	Offices or Premises Covered--Offices acquired or established subsequent to the effective date of this bond are covered according to the terms of General
Agreement A. All the Insured's offices or premises in existence at the time this bond becomes effective are covered under this bond except the offices or premises located as follows: No Exceptions
Item 5.	The liability of the Underwriter is subject to the terms of the following riders attached hereto: Endorsement #1, #2, #3, #4, #5, #6, #7, #8, #9, #10, #11, #12,
#13, #14, #15, #16, #17, #18, #19, #20, #21
Item 6.	The Insured by the acceptance of this bond gives to the Underwriter terminating or cancelling prior bond(s) or policy(ies) No.(s) 02-112-98-79 such termination or cancellation to be effective as of the time this bond becomes effective.

PREMIUM: $75,000

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41205 (03/95)	2

IN WITNESS WHEREOF, the Insurer has caused this Policy to be signed by its President, Secretary and Authorized Representative. This Policy shall not be valid unless signed below at the time of issuance by an authorized representative of the insurer.

WILLIS TOWERS WATSON NORTHEAST INC
75 ARLINGTON STREET
BOSTON, MA 02116

7107299

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41205 (03/95)	3

National Union Fire Insurance Company of Pittsburgh, Pa. ®
A capital stock company

INVESTMENT COMPANY BLANKET BOND

The Underwriter, in consideration of an agreed premium, and subject to the Declarations made a part hereof, the General Agreements, Conditions and Limitations and other terms of this bond, agrees with the Insured, in accordance with the Insuring Agreements hereof to which an amount of insurance is applicable as set forth in Item 3 of the Declarations and with respect to loss sustained by the Insured at any time but discovered during the Bond Period, to indemnify and hold harmless the Insured for:

INSURING AGREEMENTS

(A) FIDELITY

Loss resulting from any dishonest or fraudulent act(s), including Larceny or Embezzlement committed by an Employee, committed anywhere and whether committed alone or in collusion with others, including loss of Property resulting from such acts of an Employee, which Property is held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor.

Dishonest or fraudulent act(s) as used in this Insuring Agreement shall mean only dishonest or fraudulent act(s) committed by such Employee with the manifest intent:

(a) to cause the Insured to sustain such loss; and

(b) to obtain financial benefit for the Employee, or for any other person or organization intended by the Employee to receive such benefit, other than salaries, commissions, fees, bonuses, promotions, awards, profit sharing, pensions or other employee benefits earned in the normal course of employment.

(B) AUDIT EXPENSE

Expense incurred by the Insured for that part of the costs of audits or examinations required by any governmental regulatory authority to be conducted either by such authority or by an independent accountant by reason of the discovery of loss sustained by the Insured through any dishonest or fraudulent act(s), including Larceny or Embezzlement of any of the Employees. The total liability of the Underwriter for such expense by reason of such acts of any Employee or in which such Employee is concerned or implicated or with respect to any one audit or examination is limited to the amount stated opposite Audit Expense in Item 3 of the Declarations; it being understood, however, that such expense shall be deemed to be a loss sustained by the Insured through any dishonest or fraudulent act(s), including Larceny or Embezzlement of one or more of the Employees and the liability under this paragraph shall be in addition to the Limit of liability stated in Insuring Agreement (A) in Item 3 of the Declarations.

(C) ON PREMISES

Loss of Property (occurring with or without negligence or violence) through robbery, burglary, Larceny, theft, holdup, or other fraudulent means, misplacement, mysterious unexplainable disappearance, damage thereto or destruction thereof, abstraction or removal from the possession, custody or control of the Insured, and loss of subscription, conversion, redemption or deposit privileges through the misplacement or loss of Property, while the Property is (or is supposed or believed by the Insured to be) lodged or deposited within any offices or premises located anywhere, except in an office listed in Item 4 of the Declarations or amendment thereof or in the mail or with a carrier for hire other than an armored motor vehicle company, for the purpose of transportation.

Offices and Equipment

(1) Loss of or damage to, furnishings, fixtures, stationery, supplies or equipment, within any of the Insured's offices covered under this bond caused by Larceny or theft in, or by burglary, robbery or holdup of such office, or attempt thereat, or by vandalism or malicious mischief; or

(2) loss through damage to any such office by Larceny or theft in, or by burglary, robbery or holdup of such office or attempt thereat, or to the interior of any such office by

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vandalism or malicious mischief provided, in any event, that the Insured is the owner of such offices, furnishings, fixtures, stationery, supplies or equipment or is legally liable for such loss or damage, always excepting, however, all loss or damage through fire.

(D) IN TRANSIT

Loss of Property (occurring with or without negligence or violence) through robbery, Larceny, theft, holdup, misplacement, mysterious unexplainable disappearance, being lost or otherwise made away with, damage thereto or destruction thereof, and loss of subscription, conversion, redemption or deposit privileges through the misplacement or loss of Property, while the Property is in transit anywhere in the custody of any person or persons acting as messenger, except while in the mail or with a carrier for hire, other than an armored motor vehicle company, for the purpose of transportation, such transit to begin immediately upon receipt of such Property by the transporting person or persons, and to end immediately upon delivery thereof at destination.

(E) FORGERY OR ALTERATION

Loss through FORGERY or ALTERATION of, on or in any bills of exchange, checks, drafts, acceptances, certificates of deposit. promissory notes, or other written promises, orders or directions to pay sums certain in money, due bills, money orders, warrants, orders upon public treasuries, letters of credit, written instructions, advices or applications directed to the Insured, authorizing or acknowledging the transfer, payment, delivery or receipt of funds or Property, which instructions or advices or applications purport to have been signed or endorsed by any customer of the Insured, shareholder or subscriber to shares, whether certificated or uncertificated, of any Investment Company or by any financial or banking institution or stockbroker but which instructions, advices or applications either bear the forged signature or endorsement or have been altered without the knowledge and consent of such customer, shareholder or subscriber to shares, whether certificated or uncertificated, of an Investment Company, financial or banking institution or stockbroker, withdrawal orders or receipts for the withdrawal of funds or Property, or receipts or certificates of deposit for Property and bearing the name of the Insured as issuer, or of another Investment Company for which the Insured acts as agent, excluding, however, any loss covered under Insuring Agreement (F) hereof whether or not coverage for Insuring Agreement (F) is provided for in the Declarations of this bond.

Any check or draft (a) made payable to a fictitious payee and endorsed in the name of such fictitious payee or (b) procured in a transaction with the maker or drawer thereof or with one acting as an agent of such maker or drawer or anyone impersonating another and made or drawn payable to the one so impersonated and endorsed by anyone other than the one impersonated, shall be deemed to be forged as to such endorsement.

Mechanically reproduced facsimile signatures are treated the same as handwritten signatures.

(F) SECURITIES

Loss sustained by the Insured, including loss sustained by reason of a violation of the constitution, by-laws, rules or regulations of any Self Regulatory Organization of which the Insured is a member or which would have been imposed upon the Insured by the constitution, by-laws, rules or regulations of any Self Regulatory Organization if the Insured had been a member thereof,

(1) through the Insured's having, in good faith and in the course of business, whether for its own account or for the account of others, in any representative, fiduciary, agency or any other capacity, either gratuitously or otherwise, purchased or otherwise acquired, accepted or received, or sold or delivered, or given any value, extended any credit or assumed any liability, on the faith of, or otherwise acted upon, any securities, documents or other written instruments which prove to have been

(a) counterfeited, or

(b) forged as to the signature of any maker, drawer, issuer, endorser, assignor, lessee, transfer agent or registrar, acceptor, surety or guarantor or as to the signature of any person signing in any other capacity, or

(c) raised or otherwise altered, or lost, or stolen, or

(2) through the Insured's having, in good faith and in the course of business,

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guaranteed in writing or witnessed any signatures whether for valuable consideration or not and whether or not such guaranteeing or witnessing is ultra vires the Insured, upon any transfers, assignments, bills of sale, powers of attorney, guarantees, endorsements or other obligations upon or in connection with any securities, documents or other written instruments and which pass or purport to pass title to such securities, documents or other written instruments; EXCLUDING, losses caused by FORGERY or ALTERATION of, on or in those instruments covered under Insuring Agreement (E) hereof.

Securities, documents or other written instruments shall be deemed to mean original (including original counterparts) negotiable or non-negotiable agreements which in and of themselves represent an equitable interest, ownership, or debt, including an assignment thereof which instruments are in the ordinary course of business, transferable by delivery of such agreements with any necessary endorsement or assignment.

The word "counterfeited" as used in this Insuring Agreement shall be deemed to mean any security, document or other written instrument which is intended to deceive and to be taken for an original.

Mechanically produced facsimile signatures are treated the same as handwritten signatures.

(G) COUNTERFEIT CURRENCY

Loss through the receipt by the Insured, in good faith, of any counterfeited money orders or altered paper currencies or coin of the United States of America or Canada issued or purporting to have been issued by the United States of America or Canada or issued pursuant to a United States of America or Canadian statute for use as currency.

(H) STOP PAYMENT

Loss against any and all sums which the Insured shall become obligated to pay by reason of the Liability imposed upon the Insured by law for damages:

For having either complied with or failed to comply with any written notice of any customer, shareholder or subscriber of the Insured or any Authorized Representative of such customer, shareholder or subscriber to stop payment of any check or draft made or drawn by such customer, shareholder or subscriber or any Authorized Representative of such customer, shareholder or subscriber, or

For having refused to pay any check or draft made or drawn by any customer, shareholder or subscriber of the Insured or any Authorized Representative of such customer, shareholder or subscriber.

(I) UNCOLLECTIBLE ITEMS OF DEPOSIT

Loss resulting from payments of dividends or fund shares, or withdrawals permitted from any customer's, shareholder's or subscriber's account based upon Uncollectible Items of Deposit of a customer, shareholder or subscriber credited by the Insured or the Insured's agent to such customer's, shareholder's or subscriber's Mutual Fund Account; or

loss resulting from any Item of Deposit processed through an Automated Clearing House which is reversed by the customer, shareholder or subscriber and deemed uncollectible by the Insured.

Loss includes dividends and interest accrued not to exceed 15% of the Uncollectible Items which are deposited.

This Insuring Agreement applies to all Mutual Funds with "exchange privileges" if all Fund(s) in the exchange program are insured by a National Union Fire Insurance Company of Pittsburgh, PA for Uncollectible Items of Deposit. Regardless of the number of transactions between Fund(s), the minimum number of days of deposit within the Fund(s) before withdrawal as declared in the Fund(s) prospectus shall begin from the date a deposit was first credited to any Insured Fund(s).

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GENERAL AGREEMENTS

A. ADDITIONAL OFFICES OR EMPLOYEES-CONSOLIDATION OR MERGER-NOTICE

1. If the Insured shall, while this bond is in force, establish any additional office or offices, such office or offices shall be automatically covered hereunder from the dates of their establishment, respectively. No notice to the Underwriter of an increase during any premium period in the number of offices or in the number of Employees at any of the offices covered hereunder need be given and no additional premium need be paid for the remainder of such premium period.

2. If an Investment Company, named as Insured herein, shall, while this bond is in force, merge or consolidate with, or purchase the assets of another institution, coverage for such acquisition shall apply automatically from the date of acquisition. The Insured shall notify the Underwriter of such acquisition within 60 days of said date, and an additional premium shall be computed only if such acquisition involves additional offices or employees.

B. WARRANTY

No statement made by or on behalf of the Insured, whether contained in the application or otherwise, shall be deemed to be a warranty of anything except that it is true to the best of the knowledge and belief of the person making the statement.

C. COURT COSTS AND ATTORNEYS' FEES
    (Applicable to all Insuring Agreements or Coverages now or hereafter forming part of this bond)

The Underwriter will indemnify the Insured against court costs and reasonable attorneys' fees incurred and paid by the Insured in defense, whether or not successful, whether or not fully litigated on the merits and whether or not settled of any suit or legal proceeding brought against the Insured to enforce the Insured's liability or alleged liability on account of any loss, claim or damage which, if established against the Insured, would constitute a loss sustained by the Insured covered under the terms of this bond provided, however, that with respect to Insuring Agreement (A) this indemnity shall apply only in the event that

(1) an Employee admits to being guilty of any dishonest or fraudulent act(s), including Larceny or Embezzlement; or

(2) an Employee is adjudicated to be guilty of any dishonest or fraudulent act(s), including Larceny or Embezzlement;

(3) in the absence of (1) or (2) above an arbitration panel agrees, after a review of an agreed statement of facts, that an Employee would be found guilty of dishonesty if such Employee were prosecuted.

The Insured shall promptly give notice to the Underwriter of any such suit or legal proceeding and at the request of the Underwriter shall furnish it with copies of all pleadings and other papers therein. At the Underwriter's election the Insured shall permit the Underwriter to conduct the defense of such suit or legal proceeding, in the Insured's name, through attorneys of the Underwriter's selection. In such event, the Insured shall give all reasonable information and assistance which the Underwriter shall deem necessary to the proper defense of such suit or legal proceeding.

If the amount of the Insured's liability or alleged liability is greater than the amount recoverable under this bond, or if a Deductible Amount is applicable, or both, the liability of the Underwriter under this General Agreement is limited to the proportion of court costs and attorneys' fees incurred and paid by the Insured or by the Underwriter that the amount recoverable under this bond bears to the total of such amount plus the amount which is not so recoverable. Such indemnity shall be in addition to the Limit of Liability for the applicable Insuring Agreement or Coverage.

D. FORMER EMPLOYEE

Acts of an Employee, as defined in this bond, are covered under Insuring Agreement (A) only while the Employee is in the Insured's employ. Should loss involving a former Employee of the Insured be discovered subsequent to the termination of employment, coverage would still apply under Insuring Agreement (A) if the direct proximate cause of the loss occurred while the former Employee performed duties within the scope of his/her employment.

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THE FOREGOING INSURING AGREEMENTS AND
GENERAL AGREEMENTS ARE SUBJECT TO
THE FOLLOWING CONDITIONS AND
LIMITATIONS:

SECTION 1. DEFINITIONS

The following terms, as used in this bond, shall have the respective meanings stated in this Section:

(a) "Employee" means:

(1) any of the Insured's officers, partners, or employees, and

(2) any of the officers or employees of any predecessor of the Insured whose principal assets are acquired by the Insured by consolidation or merger with, or purchase of assets or capital stock of such predecessor. and

(3) attorneys retained by the Insured to perform legal services for the Insured and the employees of such attorneys while such attorneys or the employees of such attorneys are performing such services for the Insured, and

(4) guest students pursuing their studies or duties in any of the Insured's offices, and

(5) directors or trustees of the Insured, the investment advisor, underwriter (distributor), transfer agent, or shareholder accounting record keeper, or administrator authorized by written agreement to keep financial and/or other required records, but only while performing acts coming within the scope of the usual duties of an officer or employee or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of the Insured, and

(6) any individual or individuals assigned to perform the usual duties of an employee within the premises of the Insured, by contract, or by any agency furnishing temporary personnel on a contingent or part-time basis, and

(7) each natural person, partnership or corporation authorized by written agreement with the Insured to perform services as electronic data processor of checks or other accounting records of the Insured, but excluding any such processor who acts as transfer agent or in any other agency capacity in issuing checks, drafts or securities for the Insured, unless included under Sub-section (9) hereof, and

(8) those persons so designated in Section 15, Central Handling of Securities, and

(9) any officer, partner or Employee of

a) an investment advisor,

b) an underwriter (distributor),

c) a transfer agent or shareholder accounting record-keeper, or

d) an administrator authorized by written agreement to keep financial and/or other required records,

for an Investment Company named as Insured while performing acts coming within the scope of the usual duties of an officer or Employee of any Investment Company named as Insured herein, or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of any such Investment Company, provided that only Employees or partners of a transfer agent, shareholder accounting record-keeper or administrator which is an affiliated person as defined in the Investment Company Act of 1940, of an Investment Company named as Insured or is an affiliated person of the adviser, underwriter or administrator of such Investment Company, and which is not a bank, shall be included within the definition of Employee.

Each employer of temporary personnel or processors as set forth in Sub-Sections (6) and of Section 1(a) and their partners, officers and employees shall collectively be deemed to be one person for all the purposes of this bond, excepting, however, the last paragraph of Section 13.

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Brokers, or other agents under contract or representatives of the same general character shall not be considered Employees.

(b) "Property" means money (i.e.. currency, coin, bank notes, Federal Reserve notes), postage and revenue stamps, U.S. Savings Stamps, bullion, precious metals of all kinds and in any form and articles made therefrom, jewelry, watches, necklaces, bracelets, gems, precious and semi-precious stones, bonds, securities, evidences of debts, debentures, scrip, certificates, interim receipts, warrants, rights, puts, calls, straddles, spreads, transfers, coupons, drafts, bills of exchange, acceptances, notes, checks, withdrawal orders, money orders, warehouse receipts, bills of lading, conditional sales contracts, abstracts of title, insurance policies, deeds, mortgages under real estate and/or chattels and upon interests therein, and assignments of such policies, mortgages and instruments, and other valuable papers, including books of account and other records used by the Insured in the conduct of its business, and all other instruments similar to or in the nature of the foregoing including Electronic Representations of such instruments enumerated above (but excluding all data processing records) in which the Insured has an interest or in which the Insured acquired or should have acquired an interest by reason of a predecessor's declared financial condition at the time of the Insured's consolidation or merger with, or purchase of the principal assets of, such predecessor or which are held by the Insured for any purpose or in any capacity and whether so held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor.

(c) "Forgery" means the signing of the name of another with intent to deceive; it does not include the signing of one's own name with or without authority, in any capacity, for any purpose.

(d) "Larceny and Embezzlement" as it applies to any named Insured means those acts as set forth in Section 37 of the Investment Company Act of 1940.

(e) "Items of Deposit" means any one or more checks and drafts. Items of Deposit shall not be deemed uncollectible until the Insured's collection procedures have failed.

SECTION 2. EXCLUSIONS

THIS BOND DOES NOT COVER:

(a) loss effected directly or indirectly by means of forgery or alteration of, on or in any instrument, except when covered by Insuring Agreement (A), (E), (F) or (G).

(b) loss due to riot or civil commotion outside the United States of America and Canada; or loss due to military, naval or usurped power, war or insurrection unless such loss occurs in transit in the circumstances recited in Insuring Agreement (D), and unless, when such transit was initiated, there was no knowledge of such riot, civil commotion, military, naval or usurped power, war or insurrection on the part of any person acting for the Insured in initiating such transit.

(c) loss, in time of peace or war, directly or indirectly caused by or resulting from the effects of nuclear fission or fusion or radioactivity; provided, however, that this paragraph shall not apply to loss resulting from industrial uses of nuclear energy.

(d) loss resulting from any wrongful act or acts of any person who is a member of the Board of Directors of the Insured or a member of any equivalent body by whatsoever name known unless such person is also an Employee or an elected official, partial owner or partner of the Insured in some other capacity, nor, in any event, loss resulting from the act or acts of any person while acting in the capacity of a member of such Board or equivalent body.

(e) loss resulting from the complete or partial non-payment of, or default upon, any loan or transaction in the nature of, or amounting to, a loan made by or obtained from the Insured or any of its partners, directors or Employees, whether authorized or unauthorized and whether procured in good faith or through trick, artifice, fraud or false pretenses. unless such

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loss is covered under Insuring Agreement (A), (E) or (F).

(f) loss resulting from any violation by the Insured or by any Employee

(1) of law regulating (a) the issuance, purchase or sale of securities, (b) securities transactions upon Security Exchanges or over the counter market, (c) Investment Companies, or (d) Investment Advisors, or

(2) of any rule or regulation made pursuant to any such law, unless such loss, in the absence of such laws, rules or regulations, would be covered under Insuring Agreements (A) or (E).

(g) loss of Property or loss of privileges through the misplacement or loss of Property as set forth in Insuring Agreement (C) or (D) while the Property is in the custody of any armored motor vehicle company, unless such loss shall be in excess of the amount recovered or received by the Insured under (a) the Insured's contract with said armored motor vehicle company, (b) insurance carried by said armored motor vehicle company for the benefit of users of its service, and (c) all other insurance and indemnity in force in whatsoever form carried by or for the benefit of users of said armored motor vehicle company's service, and then this bond shall cover only such excess.

(h) potential income, including but not limited to interest and dividends, not realized by the Insured because of a loss covered under this bond, except as included under Insuring Agreement (I).

(i) all damages of any type for which the Insured is legally liable, except direct compensatory damages arising from a loss covered under this bond.

(j) loss through the surrender of Property away from an office of the Insured as a result of a threat

(1) to do bodily harm to any person, except loss of Property in transit in the custody of any person acting as messenger provided that when such transit was initiated there was no knowledge by the Insured of any such threat, or

(2) to do damage to the premises or Property of the Insured, except when covered under Insuring Agreement (A).

(k) all costs, fees and other expenses incurred by the Insured in establishing the existence of or amount of loss covered under this bond unless such indemnity is provided for under Insuring Agreement (B).

(l) loss resulting from payments made or withdrawals from the account of a customer of the Insured, shareholder or subscriber to shares involving funds erroneously credited to such account, unless such payments are made to or withdrawn by such depositor or representative of such person, who is within the premises of the drawee bank of the Insured or within the office of the Insured at the time of such payment or withdrawal or unless such payment is covered under Insuring Agreement (A).

(m) any loss resulting from Uncollectible Items of Deposit which are drawn from a financial institution outside the fifty states of the United States of America, District of Columbia, and territories and possessions of the United States of America, and Canada.

SECTION 3. ASSIGNMENT OF RIGHTS

This bond does not afford coverage in favor of any Employers of temporary personnel or of processors as set forth in sub-sections (6) and (7) of Section 1(a) of this bond, as aforesaid, and upon payment to the Insured by the Underwriter on account of any loss through dishonest or fraudulent act(s) including Larceny or Embezzlement committed by any of the partners, officers or employees of such Employers, whether acting alone or in collusion with others, an assignment of such of the Insured's rights and causes of action as it may have against such Employers by reason of such acts so committed shall, to the extent of such payment, be given by the Insured to the Underwriter, and the Insured shall execute all papers necessary to secure to the Underwriter the rights herein provided for.

SECTION 4. LOSS-NOTICE-PROOF-LEGAL PROCEEDINGS

This bond is for the use and benefit only of the Insured named in the Declarations and the Underwriter shall not be liable hereunder for

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loss sustained by anyone other than the Insured unless the Insured, in its sole discretion and at its option, shall include such loss in the Insured's proof of loss. At the earliest practicable moment after discovery of any loss hereunder the Insured shall give the Underwriter written notice thereof and shall also within six months after such discovery furnish to the Underwriter affirm ative proof of loss with full particulars. If claim is made under this bond for loss of securities or shares, the Underwriter shall not be liable unless each of such securities or shares is identified in such proof of loss by a certificate or bond number or, where such securities or shares are uncertificated, by such identification means as agreed to by the Underwriter. The Underwriter shall have thirty days after notice and proof of loss within which to investigate the claim, but where the loss is clear and undisputed, settlement shall be made within forty-eight hours; and this shall apply notwithstanding the loss is made up wholly or in part of securities of which duplicates may be obtained. Legal proceedings for recovery of any loss hereunder shall not be brought prior to the expiration of sixty days after such proof of loss is filed with the Underwriter nor after the expiration of twenty-four months from the discovery of such loss, except that any action or proceeding to recover hereunder on account of any judgment against the Insured in any suit mentioned in General Agreement C or to recover attorneys' fees paid in any such suit, shall be begun within twenty-four months from the date upon which the judgment in such suit shall become final. If any limitation embodied in this bond is prohibited by any law controlling the construction hereof, such limitation shall be deemed to be amended so as to be equal to the minimum period of limitation permitted by such law.

Discovery occurs when the Insured

(a) becomes aware of facts, or

(b) receives written notice of an actual or potential claim by a third party which alleges that the Insured is liable under circumstance which would cause a reasonable person to assume that a loss covered by the bond has been or will be incurred even though the exact amount or details of loss may not be then known.

SECTION 5. VALUATION OF PROPERTY

The value of any Property, except books of accounts or other records used by the Insured in the conduct of its business, for the loss of which a claim shall be made hereunder, shall be determined by the average market value of such Property on the business day next preceding the discovery of such loss; provided, however, that the value of any Property replaced by the Insured prior to the payment of claim therefor shall be the actual market value at the time of replacement; and further provided that in case of a loss or misplacement of interim certificates, warrants, rights, or other securities, the production which is necessary to the exercise of subscription, conversion, redemption or deposit privileges, the value thereof shall be the market value of such privileges immediately preceding the expiration thereof if said loss or misplacement is not discovered until after their expiration. If no market price is quoted for such Property or for such privileges, the value shall be fixed by agreement between the parties or by arbitration.

In case of any loss or damage to Property consisting of books of accounts or other records used by the Insured in the conduct of its business, the Underwriter shall be liable under this bond only if such books or records are actually reproduced and then for not more than the cost of blank books, blank pages or other materials plus the cost of labor for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such books and other records.

SECTION 6. VALUATION OF PREMISES AND FURNISHINGS

In case of damage to any office of the Insured, or loss of or damage to the furnishings, fixtures, stationery, supplies, equipment, safes or vaults therein, the Underwriter shall not be liable for more than the actual cash value thereof, or for more than the actual cost of their replacement or repair. The Underwriter may, at its election, pay such actual cash value or make such replacement or repair. If the Underwriter and the Insured cannot agree upon such cash value or such cost of replacement or repair, such shall be determined by arbitration.

SECTION 7. LOST SECURITIES

If the Insured shall sustain a loss of securities the total value of which is in excess of the limit stated in Item 3 of the Declarations of this bond, the liability of the Underwriter shall

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be limited to payment for, or duplication of, securities having value equal to the limit stated in Item 3 of the Declarations of this bond.

If the Underwriter shall make payment to the Insured for any loss of securities, the Insured shall thereupon assign to the Underwriter all of the Insured's rights, title and interests in and to said securities.

With respect to securities the value of which do not exceed the Deductible Amount (at the time of the discovery of the loss) and for which the Underwriter may at its sole discretion and option and at the request of the Insured issue a Lost Instrument Bond or Bonds to effect replacement thereof, the Insured will pay the usual premium charged therefor and will indemnify the Underwriter against all loss or expense that the Underwriter may sustain because of the issuance of such Lost Instrument Bond or Bonds.

With respect to securities the value of which exceeds the Deductible Amount (at the time of discovery of the loss) and for which the Underwriter may issue or arrange for the issuance of a Lost Instrument Bond or Bonds to effect replacement thereof, the Insured agrees that it will pay as premium therefor a proportion of the usual premium charged therefor, said proportion being equal to the percentage that the Deductible Amount bears to the value of the securities upon discovery of the loss, and that it will indemnify the issuer of said Lost Instrument Bond or Bonds against all loss and expense that is not recoverable from the Underwriter under the terms and conditions of this INVESTMENT COMPANY BLANKET BOND subject to the Limit of Liability hereunder.

SECTION 8. SALVAGE

In case of recovery, whether made by the Insured or by the Underwriter, on account of any loss in excess of the Limit of Liability hereunder plus the Deductible Amount applicable to such loss from any source other than suretyship, insurance, reinsurance, security or indemnity taken by or for the benefit of the Underwriter, the net amount of such recovery, less the actual costs and expenses of making same, shall be applied to reimburse the Insured in full for the excess portion of such loss, and the remainder, if any, shall be paid first in reimbursement of the Underwriter and thereafter in reimbursement of the Insured for that part of such loss within the Deductible Amount. The Insured shall execute all necessary papers to secure to the Underwriter the rights provided for herein.

SECTION 9. NON-REDUCTION AND NON-ACCUMULATION OF LIABILITY AND TOTAL LIABILITY

At all times prior to termination hereof this bond shall continue in force for the limit stated in the applicable sections of Item 3 of the Declarations of this bond notwithstanding any previous loss for which the Underwriter may have paid or be liable to pay hereunder; PROVIDED, however, that regardless of the number of years this bond shall continue in force and the number of premiums which shall be payable or paid, the liability of the Underwriter under this bond with respect to all loss resulting from

(a) any one act of burglary, robbery or holdup, or attempt thereat, in which no Partner or Employee is concerned or implicated shall be deemed to be one loss, or

(b) any one unintentional or negligent act on the part of any one person resulting in damage to or destruction or misplacement of Property, shall be deemed to be one loss, or

(c) all wrongful acts, other than those specified in (a) above, of any one person shall be deemed to be one loss, or

(d) all wrongful acts, other than those specified in (a) above, of one or more persons (which dishonest act(s) or act(s) of Larceny or Embezzlement include, but are not limited to, the failure of an Employee to report such acts of others) whose dishonest act or acts intentionally or unintentionally, knowingly or unknowingly, directly or indirectly, aid or aids in any way, or permits the continuation of, the dishonest act or acts of any other person or persons shall be deemed to be one loss with the act or acts of the persons aided, or

(e) any one casualty or event other than those specified in (a), (b), (c) or (d) preceding, shall be deemed to be one loss, and shall be limited to the applicable Limit of Liability stated in Item 3 of the Declarations of this bond irrespective of the total amount of such loss or losses and shall not be cumulative in amounts from year to year or

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from period to period.

Sub-section (c) is not applicable to any situation to which the language of sub-section (d) applies.

SECTION 10. LIMIT OF LIABILITY

With respect to any loss set forth in the PROVIDED clause of Section 9 of this bond which is recoverable or recovered in whole or in part under any other bonds or policies issued by the Underwriter to the Insured or to any predecessor in interest of the Insured and terminated or cancelled or allowed to expire and in which the period for discovery has not expired at the time any such loss thereunder is discovered, the total liability of the Underwriter under this bond and under other bonds or policies shall not exceed, in the aggregate, the amount carried hereunder on such loss or the amount available to the Insured under such other bonds or policies, as limited by the terms and conditions thereof, for any such loss if the latter amount be the larger.

SECTION 11. OTHER INSURANCE

If the Insured shall hold, as indemnity against any loss covered hereunder, any valid and enforceable insurance or suretyship, the Underwriter shall be liable hereunder only for such amount of such loss which is in excess of the amount of such other insurance or suretyship, not exceeding, however, the Limit of Liability of this bond applicable to such loss.

SECTION 12. DEDUCTIBLE

The Underwriter shall not be liable under any of the Insuring Agreements of this bond on account of loss as specified, respectively, in sub-sections (a), (b), (c), (d) and (e) of Section 9, NON-REDUCTION AND NON-ACCUMULATION OF LIABILITY AND TOTAL LIABILITY, unless the amount of such loss, after deducting the net amount of all reimbursement and/or recovery obtained or made by the Insured, other than from any bond or policy of insurance issued by an insurance company and covering such loss, or by the Underwriter on account thereof prior to payment by the Underwriter of such loss, shall exceed the Deductible Amount set forth in Item 3 of the Declarations hereof (herein called Deductible Amount) and then for such excess only, but in no event for more than the applicable Limit of Liability stated in Item 3 of the Declarations.

The Insured will bear, in addition to the Deductible Amount, premiums on Lost Instrument Bonds as set forth in Section 7.

There shall be no deductible applicable to any loss under Insuring Agreement A sustained by any Investment Company named as Insured herein.

SECTION 13. TERMINATION

The Underwriter may terminate this bond as an entirety by furnishing written notice specifying the termination date which cannot be prior to 60 days after the receipt of such written notice by each Investment Company named as Insured and the Securities and Exchange Commission, Washington, D.C. The Insured may terminate this bond as an entirety by furnishing written notice to the Underwriter. When the Insured cancels, the Insured shall furnish written notice to the Securities and Exchange Commission, Washington. D.C. prior to 60 days before the effective date of the termination. The Underwriter shall notify all other Investment Companies named as Insured of the receipt of such termination notice and the termination cannot be effective prior to 60 days after receipt of written notice by all other Investment Companies. Premiums are earned until the termination date as set forth herein.

This Bond will terminate as to any one Insured immediately upon taking over of such Insured by a receiver or other liquidator or by State or Federal officials, or immediately upon the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for the benefit of creditors of the Insured. or immediately upon such Insured ceasing to exist, whether through merger into another entity, or by disposition of all of its assets.

The Underwriter shall refund the unearned premium computed at short rates in accordance with the standard short rate cancellation tables if terminated by the Insured or pro rata if terminated for any other reason.

This Bond shall terminate

(a) as to any Employee as soon as any partner, officer or supervisory Employee of the Insured, who is not in collusion with such Employee, shall learn of any dishonest or fraudulent act(s), including Larceny or Embezzlement on the part of such Employee without prejudice to the loss of any Property then in transit in the custody of such Employee (See

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Section 16[d]), or

(b) as to any Employee 60 days after receipt by each Insured and by the Securities and Exchange Commission of a written notice from the Underwriter of its desire to terminate this bond as to such Employee, or

(c) as to any person, who is a partner, officer or employee of any Electronic Data Processor covered under this bond, from and after the time that the Insured or any partner or officer thereof not in collusion with such person shall have knowledge or information that such person has committed any dishonest or fraudulent act(s), including Larceny or Embezzlement in the service of the Insured or otherwise, whether such act be committed before or after the time this bond is effective.

SECTION 14. RIGHTS AFTER TERMINATION OR CANCELLATION

At any time prior to the termination or cancellation of this bond as an entirety, whether by the Insured or the Underwriter, the Insured may give to the Underwriter notice that it desires under this bond an additional period of 12 months within which to discover loss sustained by the Insured prior to the effective date of such termination or cancellation and shall pay an additional premium therefor.

Upon receipt of such notice from the Insured, the Underwriter shall give its written consent thereto; provided, however, that such additional period of time shall terminate immediately;

(a) on the effective date of any other insurance obtained by the Insured, its successor in business or any other party, replacing in whole or in part the insurance afforded by this bond, whether or not such other insurance provides coverage for loss sustained prior to its effective date, or

(b) upon takeover of the Insured's business by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed for this purpose without the necessity of the Underwriter giving notice of such termination. In the event that such additional period of time is terminated, as provided above, the Underwriter shall refund any unearned premium.

The right to purchase such additional period for the discovery of loss may not be exercised by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed to take over the Insured's business for the operation or for the liquidation thereof or for any other purpose.

SECTION 15. CENTRAL HANDLING OF SECURITIES

Securities included in the systems for the central handling of securities established and maintained by Depository Trust Company, Midwest Depository Trust Company, Pacific Securities Depository Trust Company, and Philadelphia Depository Trust Company, hereinafter called Corporations, to the extent of the Insured's interest therein as effective by the making of appropriate entries on the books and records of such Corporations shall be deemed to be Property.

The words "Employee" and "Employees" shall be deemed to include the officers, partners, clerks and other employees of the New York Stock Exchange, Boston Stock Exchange, Midwest Stock Exchange, Pacific Stock Exchange and Philadelphia Stock Exchange, hereinafter called Exchanges, and of the above named Corporations, and of any nominee in whose name is registered any security included within the systems for the central handling of securities established and maintained by such Corporations, and any employee of any recognized service company, while such officers, partners, clerks and other employees and employees of service companies perform services for such Corporations in the operation of such systems. For the purpose of the above definition a recognized service company shall be any company providing clerks or other personnel to said Exchanges or Corporation on a contract basis.

The Underwriter shall not be liable on account of any loss(es) in connection with the central handling of securities within the systems established and maintained by such Corporations, unless such loss(es) shall be in excess of the amount(s) recoverable or recovered under any bond or policy of insurance indemnifying such Corporations, against such loss(es), and then the Underwriter shall be liable hereunder only for the Insured's share of such excess loss(es), but in no event for more than the Limit of Liability applicable hereunder.

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For the purpose of determining the Insured's share of excess loss(es) it shall be deemed that the Insured has an interest in any certificate representing any security included within such systems equivalent to the interest the Insured then has in all certificates representing the same security included within such systems and that such Corporations shall use their best judgment in apportioning the amount(s) recoverable or recovered under any bond or policy of insurance indemnifying such Corporations against such loss(es) in connection with the central handling of securities within such systems among all those having an interest as recorded by appropriate entries in the books and records of such Corporations in Property involved in such loss(es) on the basis that each such interest shall share in the amount(s) so recoverable or recovered in the ratio that the value of each such interest bears to the total value of all such interests and that the Insured's share of such excess loss(es) shall be the amount of the Insured's interest in such Property in excess of the amount(s) so apportioned to the Insured by such Corporations.

This bond does not afford coverage in favor of such Corporations or Exchanges or any nominee in whose name is registered any security included within the systems for the central handling of securities established and maintained by such Corporations, and upon payment to the Insured by the Underwriter on account of any loss(es) within the systems, an assignment of such of the Insured's rights and causes of action as it may have against such Corporations or Exchanges shall to the extent of such payment, be given by the Insured to the Underwriter, and the Insured shall execute all papers necessary to secure to the Underwriter the rights provided for herein.

SECTION 16. ADDITIONAL COMPANIES INCLUDED AS INSURED

If more than one corporation, co-partnership or person or any combination of them be included as the Insured herein:

(a) the total liability of the Underwriter hereunder for loss or losses sustained by any one or more or all of them shall not exceed the limit for which the Underwriter would be liable hereunder if all such loss were sustained by any one of them,

(b) the one first named herein shall be deemed authorized to make, adjust and receive and enforce payment of all claims hereunder and shall be deemed to be the agent of the others for such purposes and for the giving or receiving of any notice required or permitted to be given by the terms hereof, provided that the Underwriter shall furnish each named Investment Company with a copy of the bond and with any amendment thereto, together with a copy of each formal filing of the settlement of each such claim prior to the execution of such settlement,

(c) the Underwriter shall not be responsible for the proper application of any payment made hereunder to said first named Insured,

(d) knowledge possessed or discovery made by any partner, officer or supervisory Employee of any Insured shall for the purposes of Section 4 and Section 13 of this bond constitute knowledge or discovery by all the Insured, and

(e) if the first named Insured ceases for any reason to be covered under this bond, then the Insured next named shall thereafter be considered as the first named Insured for the purposes of this bond.

SECTION 17. NOTICE AND CHANGE OF CONTROL

Upon the Insured's obtaining knowledge of a transfer of its outstanding voting securities which results in a change in control (as set forth in Section 2(a) (9) of the Investment Company Act of 1940) of the Insured, the Insured shall within thirty (30) days of such knowledge give written notice to the Underwriter setting forth:

(a) the names of the transferors and transferees (or the names of the beneficial owners if the voting securities are requested in another name), and

(b) the total number of voting securities owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer, and

(c) the total number of outstanding voting securities.

As used in this section, control means the power to exercise a controlling influence over the management or policies of the Insured.

Failure to give the required notice shall result in termination of coverage of this bond,

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effective upon the date of stock transfer for any loss in which any transferee is concerned or implicated.

Such notice is not required to be given in the case of an Insured which is an Investment Company.

SECTION 18. CHANGE OR MODIFICATION

This bond or any instrument amending or effecting same may not be changed or modified orally. No changes in or modification thereof shall be effective unless made by written endorsement issued to form a part hereof over the signature of the Underwriter's Authorized Representative. When a bond covers only one Investment Company no change or modification which would adversely affect the rights of the Investment Company shall be effective prior to 60 days after written notification has been furnished to the Securities and Exchange Commission, Washington, D.C. by the Insured or by the Underwriter. If more than one Investment Company is named as the Insured herein, the Underwriter shall give written notice to each Investment Company and to the Securities and Exchange Commission, Washington, D.C. not less than 60 days prior to the effective date of any change or modification which would adversely affect the rights of such Investment Company.

IN WITNESS WHEREOF, the Underwriter has caused this bond to be executed on the Declarations Page.

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ENDORSEMENT# 1

This endorsement, effective 12:01 am	December 1, 2022	forms a part of
policy number 01-840-69-60
issued to GEORGE PUTNAM BALANCED FUND

by National Union Fire Insurance Company of Pittsburgh, Pa.

NOTICE OF CLAIM (REPORTING
BY E- MAIL)

In consideration of the premium charged, it is hereby understood and agreed as follows:

1. Email Reporting of Claims: In addition to the postal address set forth for any Notice of Claim Reporting under this policy, such notice may also be given in writing pursuant to the policy's other terms and conditions to the Insurer by email at the following email address: c-claim@AIG.com Your email must reference the policy number for this policy. The date of the Insurer's receipt of the emailed notice shall constitute the date of notice.

In addition to Notice of Claim Reporting via email, notice may also be given to the Insurer by mailing such notice to: AIG, Financial Lines Claims, P.O. Box 25947, Shawnee Mission, KS 66225 or faxing such notice to (866) 227-1750.

2. Definitions: For this endorsement only, the following definitions shall apply:

(a) "Insurer" means the "Insurer," "Underwriter" or "Company" or other name specifically ascribed in this policy as the insurance company or underwriter for this policy.

(b) "Notice of Claim Reporting" means "notice of claim/circumstance," "notice of loss" or other reference in the policy designated for reporting of claims, loss or occurrences or situations that may give rise or result in loss under this policy.

(c) "Policy" means the policy, bond or other insurance product to which this endorsement is attached.

3. This endorsement does not apply to any Kidnap & Ransom/Extortion Coverage Section, if any, provided by this policy.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

©All rights reserved.
END 001

99758 (8/08)

ENDORSEMENT# 2

This endorsement, effective at 12:01AM December 01, 2022	forms a part of
Policy number: 01-840-69-60
Issued to: GEORGE PUTNAM BALANCED FUND

By: National Union Fire Insurance Company of Pittsburgh, Pa.

COMPUTER CRIME COVERAGE RIDER (ICBB VERSION)

(ICBB VERSION)

In consideration of the premium charged, it is hereby understood and agreed that bond is hereby amended as follows:

1. All the terms and conditions of the Investment Company Blanket Bond, Form No. 41206 (09/84), shall apply to coverage as is afforded by this endorsement unless specifically stated otherwise herein or in any endorsement attached hereto.

2. Item 3 of the Declarations is hereby amended by adding the following under Optional Insuring Agreements and Coverages section:

	Limit of Liability	Deductible
(CC-1) Computer Systems Fraud	$10,000,000	$150,000
(CC-2) Data Processing Service Operations	$10,000,000	$150,000
(CC-3) Voice Initiated Transfer Fraud	$10,000,000	$150,000
(CC-4) Telefacsimile Transfer Fraud	$10,000,000	$150,000
(CC-5) Destruction of Data or Programs by Hacker	$10,000,000	$150,000
(CC-6) Destruction of Data or Programs by Virus	$10,000,000	$150,000
(CC-7) Voice Computer Systems Fraud	$10,000,000	$150,000

3. The Declarations page is hereby amended by adding the following after Item 6 thereof:

Item 7.

Voice Initiated Transfer Fraud

Under the terms of the Voice Initiated Transfer Fraud Insuring Agreement, the Insured must place verification call-back for each transfer in excess of $150,000.

Telefacsimile Transfer Fraud

Under the terms of the Telefacsimile Transfer Fraud Insuring Agreement, the Insured must place a Verification call-back for each transfer in excess of $150,000

4. The Insuring Agreements are hereby amended by adding the following Insuring Agreements to the Bond:

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END 002

140342 (03/21)

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ENDORSEMENT# 2 (Continued)

This endorsement, effective at 12:01AM December 01, 2022	forms a part of
Policy number: 01-840-69-60
Issued to: GEORGE PUTNAM BALANCED FUND

By: National Union Fire Insurance Company of Pittsburgh, Pa.

COMPUTER SYSTEMS FRAUD

(CC-1) Loss resulting directly from a fraudulent:

(1) entry of Electronic Data or Computer Program into, or

(2) change of Electronic Data or Computer Program within any Computer System operated by the Insured, whether owned or leased; or any Computer System identified in the application for this bond; or a Computer System first used by the Insured during the bond period; as provided by General Agreement B; provided the entry or change causes:

(i) Property to be transferred, paid or delivered,

(ii) an account of the Insured, or of its customer, to be added, deleted, debited or credited, or

(iii) an unauthorized account or a fictitious account to be debited or credited.

In this Insuring Agreement, fraudulent entry or change shall include such entry or change made by an Employee of the Insured acting in good faith:

(a) on an instruction from a software contractor who has a written agreement with the Insured to design, implement or service programs for a Computer System covered by this Insuring Agreement, or

(b) on an instruction transmitted by Tested telex or similar means of Tested communication identified in the application for this bond purportedly sent by a customer, financial institution or automated clearing house.

DATA PROCESSING SERVICE OPERATIONS

(CC-2) Loss sustained by a Client of the Insured resulting directly from a fraudulent:

(1) entry of Electronic Data or a Computer Program into, or

(2) change of Electronic Data or a Computer Program within a Computer System covered under the terms of the COMPUTER SYSTEMS FRAUD Insuring Agreement, or

(3) entry or change of Electronic Data during electronic transmission or physical transit from the Insured to its Client, provided that the entry or change causes:

(i) Property to be transferred, paid or delivered,

(ii) an account of the Client, or a customer of the Client, to be added, deleted, debited or credited, or

(iii) an unauthorized account or a fictitious account to be debited or credited,

and for which loss the Insured is legally liable to the Client as a provider of data processing services for such Client.

In this Insuring Agreement, fraudulent entry or change shall include such entry or change made by an Employee of the Insured acting in good faith:

©All rights reserved.
END 002

140342 (03/21)

2

ENDORSEMENT# 2 (Continued)

This endorsement, effective at 12:01AM December 01, 2022	forms a part of
Policy number: 01-840-69-60
Issued to: GEORGE PUTNAM BALANCED FUND

By: National Union Fire Insurance Company of Pittsburgh, Pa.

(a) on an instruction from a software contractor who has a written agreement with the Insured to design, implement or service programs for a Computer System covered by this Insuring Agreement, or

(b) on an instruction transmitted by Tested telex or similar means of Tested communication identified in the application for this bond purportedly sent by a customer, financial institution or automated clearing house.

In this Insuring Agreement, Client means an entity for which the Insured serves as data processor under the terms of a written agreement.

VOICE INITIATED TRANSFER FRAUD

(CC-3) Loss resulting directly from the Insured having, in good faith, transferred Funds from a Customer’s account through a Computer System covered under the terms of the COMPUTER SYSTEMS FRAUD Insuring Agreement in reliance upon a fraudulent voice instruction transmitted by telephone which was purported to be from:

(1) an officer, director, partner or employee of a Customer of the Insured who was authorized by the Customer to instruct the Insured to make such transfer,

(2) an individual person who is a Customer of the Insured, or

(3) an Employee of the Insured in another office of the Insured who was authorized by the Insured to instruct other Employees of the Insured to transfer Funds,

and was received by an Employee of the Insured specifically designated to receive and act upon such instructions, but the voice instruction was not from a person described in (1), (2) or (3) above, provided that:

(i) such voice instruction was electronically recorded by the Insured and required password(s) or code word(s) given; and

(ii) if the transfer was in excess of the amount shown on the Declarations Page as the verification call-back amount for this Insuring Agreement, the voice instruction was verified by a call-back according to a prearranged procedure.

As used in this Insuring Agreement, Customer means an entity or individual which has a written agreement with the Insured authorizing the Insured to rely on voice instructions to initiate transfers and has provided the Insured with the names of persons authorized to initiate such transfers, and with which the Insured has established an instruction verification mechanism.

TELEFACSIMILE TRANSFER FRAUD

(CC-4) Loss resulting directly from the Insured having, in good faith, transferred or delivered Funds, Certificated Securities or Uncertificated Securities through a Computer System covered under the terms of the COMPUTER SYSTEMS FRAUD

©All rights reserved.
END 002

140342 (03/21)

3

ENDORSEMENT# 2 (Continued)

This endorsement, effective at 12:01AM December 01, 2022	forms a part of
Policy number: 01-840-69-60
Issued to: GEORGE PUTNAM BALANCED FUND

By: National Union Fire Insurance Company of Pittsburgh, Pa.

Insuring Agreement in reliance upon a fraudulent instruction received through a Telefacsimile Device, and which instruction:

(1) purports and reasonably appears to have originated from:

(a) a Customer of the Insured,

(b) another financial institution, or

(c) another office of the Insured

but, in fact, was not originated by the Customer or entity whose identification it bears, and

(2) contains a valid test code which proves to have been used by a person who was not authorized to make use of it, and

(3) contains the name of a person authorized to initiate such transfer; provided that, if the transfer was in excess of the amount shown on the Declarations as the verification call-back amount for this Insuring Agreement, the instructions was verified by a call-back according to a prearranged procedure.

As used in this Insuring Agreement, Customer means an entity or individual which has a written agreement with the Insured authorizing the Insured to rely on Telefacsimile Device instructions to initiate transfers and has provided the Insured with the names of persons authorized to initiate such transfers, and with which the Insured has established an instruction verification mechanism.

DESTRUCTION OF DATA OR PROGRAMS BY HACKER

(CC-5) Loss that is Restoration Costs resulting directly from the malicious destruction of, or damage to, Electronic Data or Computer Programs owned by the Insured or for which the Insured is legally liable while stored within a Computer System covered under the terms of the COMPUTER SYSTEMS FRAUD Insuring Agreement. Special Condition: Under this Insuring Agreement, a single “Loss” shall comprise of all covered costs incurred by the Insured between the time destruction or damage is discovered and the time the affected Computer Program(s) or Electronic Data is/are restored or repaired (or a determination has been made that such restoration or repair is impossible). Recurrence of destruction or damage after the Computer Program(s) or Electronic Data is/are restored or repaired shall constitute a separate single “Loss.”

DESTRUCTION OF DATA OR PROGRAMS BY VIRUS

(CC-6) Loss resulting directly from the malicious destruction of, or damage to, Electronic Data or Computer Programs owned by the Insured or for which the Insured is legally liable while stored within a Computer System covered under the terms of the COMPUTER SYSTEMS FRAUD Insuring Agreement if such destruction or damage was caused by a computer program or similar instruction which was written or altered to incorporate a hidden instruction designed to

©All rights reserved.
END 002

140342 (03/21)

4

ENDORSEMENT# 2 (Continued)

This endorsement, effective at 12:01AM December 01, 2022	forms a part of
Policy number: 01-840-69-60
Issued to: GEORGE PUTNAM BALANCED FUND

By: National Union Fire Insurance Company of Pittsburgh, Pa.

destroy or damage Electronic Data or Computer Programs in the Computer System in which the computer program or instruction so written or so altered is used.

Special Condition: Under this Insuring Agreement, a single “Loss” consists of all covered costs incurred by the Insured between the time destruction or damage is discovered and the time the affected Computer Program(s) or Electronic Data is/are restored or repaired (or a determination has been made that such restoration or repair is impossible). Recurrence of destruction or damage after the Computer Program(s) or Electronic Data is/are restored or repaired shall constitute a separate single “Loss.”

VOICE COMPUTER SYSTEM FRAUD

(CC-7) Loss resulting directly from charges for voice telephone long-distance toll calls which were incurred due to the fraudulent use or fraudulent manipulation of an Account Code or System Password required to obtain access to a Voice Computer System owned or leased by the Insured, installed on the Insured’s premises, whose System Administration is performed and controlled by the Insured; provided, however, that the unauthorized access was not made possible by:

(1) failure to incorporate a System Password feature or failure to change the System Password at least once every 30 days thereafter, or

(2) failure to have a call-disconnect feature in operation to automatically terminate a caller’s access to the Voice Computer System after not more than three unsuccessful attempts to input an Account Code.

Special Condition: Under this Insuring Agreement, a single “Loss” consists of loss resulting from toll call charges made only on telephone lines directly controlled by one Voice Computer System and only toll call charges occurring for a period of not more than 30 days inclusive of the date on which the first such toll call charge was made.

5. GENERAL AGREEMENT A. ADDITIONAL OFFICES OR EMPLOYEES–CONSOLIDATION, MERGER–NOTICE is hereby deleted in its entirety and is replaced with the following:

ADDITIONAL OFFICES OR EMPLOYEES OR COMPUTER SYSTEMS –
CONSOLIDATION, MERGER OR PURCHASE OF ASSETS OR COMPUTER SYSTEMS

A. If the Insured shall, while this bond is in force, establish any additional offices, other than by consolidation or merger with, or purchase or acquisition of assets or liabilities or computer systems of, another institution, such offices and computer systems shall be automatically covered hereunder from the date of such establishment without the requirement of notice to the Underwriter or the payment of additional premium for the remainder of the premium period.

©All rights reserved.
END 002

140342 (03/21)

5

ENDORSEMENT# 2 (Continued)

This endorsement, effective at 12:01AM December 01, 2022	forms a part of
Policy number: 01-840-69-60
Issued to: GEORGE PUTNAM BALANCED FUND

By: National Union Fire Insurance Company of Pittsburgh, Pa.

If the Insured shall, while this bond is in force, consolidate or merge with, or purchase or acquire assets or liabilities or computer systems of, another institution, the Insured shall not have such coverage as is afforded under this bond for loss which:

(a) has occurred or will occur in offices or premises or computer systems, or

(b) has been caused or will be caused by an employee or employees of such institution, or

(c) has arisen or will arise out of the assets or liabilities or computer systems acquired by the Insured as a result of such consolidation, merger or purchase of assets or liabilities or computer systems unless the Insured shall:

(i) give the Underwriter written notice within 60 days of the proposed consolidation, merger or purchase of assets or liabilities or computer systems prior to the proposed effective date of such action; and

(ii) obtain the written consent of the Underwriter to extend the coverage provided by this bond to such additional offices or premises or computer systems, Employees and other exposures; and

(iii)upon obtaining such consent, pay to the Underwriter an additional premium.

6. Solely for the coverage provided by this rider, in Section 1. DEFINITIONS of the CONDITIONS AND LIMITATIONS of this bond, definition (b) “Property” is hereby amended to include Electronic Data and Computer Programs.

7. Solely for the coverage provided by this rider, Section 1. DEFINITIONS of the CONDITIONS AND LIMITATIONS of this bond is hereby amended by adding the following definitions to the end thereof:

(i) “Account Code” means a confidential and protected string of characters which identifies or authenticates a person and permits that person to gain access to a Voice Computer System for the purpose of making toll calls or utilizing voice mail box messaging capabilities or other similar functional features of the System.

(ii) “Computer Program” means a set of related electronic instructions which direct the operations and functions of a computer or devices connected to it which enable the computer or devices to receive, process, store or send Electronic Data.

(iii)“Computer System” means:

(1) computers with related peripheral components, including storage components wherever located;

(2) systems and applications software;

(3) terminal devices; and

(4) related communication networks, including the internet

©All rights reserved.
END 002

140342 (03/21)

6

ENDORSEMENT# 2 (Continued)

This endorsement, effective at 12:01AM December 01, 2022	forms a part of
Policy number: 01-840-69-60
Issued to: GEORGE PUTNAM BALANCED FUND

By: National Union Fire Insurance Company of Pittsburgh, Pa.

by which Electronic Data are electronically collected, transmitted, processed, stored and retrieved.

(iv)“Electronic Data” means facts or information converted to a form usable in a Computer System by Computer Programs and which is stored on magnetic tapes or disks, or optical storage disks or other bulk media.

(iv) “Funds” means Money on deposit in an account.

(v) “Restoration Costs” means reasonable and necessary costs or expenses incurred by the Insured with the Insurer’s prior written consent to restore or repair damaged or destroyed Electronic Data or Computer Programs within a Computer System; provided that if it is determined that such Electronic Data or Computer Programs cannot be restored or repaired, then Restoration Costs means solely those reasonable costs or expenses incurred by the Insured, with the Insurer’s prior written consent, to reach such determination.

Notwithstanding the foregoing, Restoration Costs shall not include, and in no event shall any Insuring Agreement of this bond cover:

(1) any costs related directly or indirectly to the damage or destruction of Electronic Data or Computer Programs that the Insured did not have a license to use; or

(2) any costs or expenses incurred to redo the work product, research or analysis that was the basis of any damaged or destroyed Electronic Data or Computer Programs.

(vi)“System Administration” means the performance of security functions including but not limited to defining authorized persons to access a Voice Computer System and adding, changing and deleting Account Codes or passwords in connection therewith; and invoking or revoking a System option which directs telephone call routing or which adds, moves or drops telephone lines or which performs any other similar activity allowed by a hardware or software-based System option that has been incorporated by a manufacturer or vendor into a System or any component thereof provided said System option is not intended for the sole use of such manufacturer or vendor.

(vii) “System Maintenance” means the performance of hardware and software installation, diagnostics and corrections and similar activities that are performed in the usual custom and practice by a manufacturer or vendor to establish or maintain the basic operational functionality of a Voice Computer System or any component thereof.

(viii) “System Password” means a confidential and protected string of characters which identifies or authenticates a person and permits that person to gain access to a Voice

©All rights reserved.
END 002

140342 (03/21)

7

ENDORSEMENT# 2 (Continued)

This endorsement, effective at 12:01AM December 01, 2022	forms a part of
Policy number: 01-840-69-60
Issued to: GEORGE PUTNAM BALANCED FUND

By: National Union Fire Insurance Company of Pittsburgh, Pa.

Computer System or any portion thereof for the purpose of performing System Administration or System Maintenance activities.

(ix)“Telefacsimile Device” means a machine capable of sending or receiving a duplicate image of a document by means of electronic impulses transmitted through a telephone line and which reproduces the duplicate image on paper.

(x) “Tested” means a method of authenticating the contents of a communication by placing a valid test key on it which has been agreed upon by the Insured and a customer, automated clearing house, or another financial institution for the purpose of protecting the integrity of the communication in the ordinary course of business.

(xi)“Uncertificated Security” means a share, participation or other interest in property of, or an enterprise of, the issuer or an obligation of the issuer, which is:

(1) not represented by an instrument and the transfer of which is registered upon books maintained for that purpose by or on behalf of the issuer;

(2) of a type commonly dealt in securities, exchanges or markets; and

(3) either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

(xii) “Voice Computer System” means a Computer System installed in one location which functions as a private branch exchange (PBX), voice mail processor, automated call attendant or provides a similar capability used for the direction or routing of telephone calls in a voice communications network.

8. Solely for the coverage provided by this rider, Section 2. EXCLUSIONS of the CONDITIONS AND LIMITATIONS of the bond is hereby amended by adding the following exclusions to the end thereof:

THIS BOND DOES NOT COVER:

(i) any loss of the type or kind covered by any other Insuring Agreement provided in this financial institution bond, regardless of any deductible amount or limit of liability;

(ii) loss caused by a director or Employee of the Insured or by a person in collusion with any director or Employee of the Insured; (Collusion shall include the willful withholding of knowledge from the Insured by any director or Employee that a fraudulent act by a person not an Employee has been or will be perpetrated against the Insured.);

(iii) loss resulting directly or indirectly from entry or change of Electronic Data or Computer Programs in a Computer System, unless covered under the COMPUTER

©All rights reserved.
END 002

140342 (03/21)

8

ENDORSEMENT# 2 (Continued)

This endorsement, effective at 12:01AM December 01, 2022	forms a part of
Policy number: 01-840-69-60
Issued to: GEORGE PUTNAM BALANCED FUND

By: National Union Fire Insurance Company of Pittsburgh, Pa.

SYSTEMS FRAUD or DATA PROCESSING SERVICE OPERATIONS Insuring Agreements;

(iv) loss resulting directly or indirectly from the Insured having transferred Funds in reliance on the validity of a voice instruction, unless covered under the COMPUTER SYSTEMS FRAUD or VOICE INITIATED TRANSFER FRAUD Insuring Agreements;

(v) loss resulting directly or indirectly by the Insured having transferred or delivered Funds, Certificated Securities or Uncertificated Securities in reliance on an instruction received through a Telefacsimile Device, unless covered under the TELEFACSIMILE TRANSFER FRAUD Insuring Agreement;

(vi) loss resulting directly or indirectly from theft of confidential information;

(vii) loss resulting directly or indirectly from the assumption of liability by the Insured by contract unless the liability arises from a loss covered by this rider and would be imposed on the Insured regardless of the existence of the contract;

(viii) the cost of duplication of Electronic Data or Computer Programs, unless covered under the DESTRUCTION OF DATA OR PROGRAMS BY HACKER or DESTRUCTION OF DATA OR PROGRAMS BY VIRUS Insuring Agreements;

(ix) loss involving a Voice Computer System, unless covered under the VOICE COMPUTER SYSTEM FRAUD Insuring Agreement;

(x) loss resulting directly or indirectly from:

(1) written instructions or advices, or

(2) telegraphic or cable instructions or advices; unless the instructions or advices are Tested and the loss is covered under the COMPUTER SYSTEMS FRAUD or DATA PROCESSING SERVICE OPERATIONS Insuring Agreements;

(xi) loss resulting directly or indirectly from negotiable instruments, securities, documents or other written instruments which bear a forged signature, or are counterfeit, altered or otherwise fraudulent and which are used as source documentation in the preparation of Electronic Data or manually keyed into a data terminal;

(xii) loss resulting directly or indirectly from the fraudulent preparation, or fraudulent modification of Computer Programs unless covered under the COMPUTER SYSTEMS FRAUD or DATA PROCESSING SERVICE OPERATIONS Insuring Agreements;

©All rights reserved.
END 002

140342 (03/21)

9

ENDORSEMENT# 2 (Continued)

This endorsement, effective at 12:01AM December 01, 2022	forms a part of
Policy number: 01-840-69-60
Issued to: GEORGE PUTNAM BALANCED FUND

By: National Union Fire Insurance Company of Pittsburgh, Pa.

(xiii) loss resulting directly or indirectly from:

(a) mechanical failure, faulty construction, error in design, latent defect, fire, wear or tear, gradual deterioration, electrical disturbance or electrical surge which affects a Computer System; or

(b) failure or breakdown of electronic data processing media; or

(c) error or omission in programming or processing;

(xiv) loss as a result of a threat to Computer System operations;

(xv) loss resulting directly or indirectly from the use of a telephone credit, debit, charge, identification or similar card to gain access to the Insured’s Voice Computer System;

(xvi) loss resulting directly or indirectly from the input of Electronic Data into a Computer System terminal device either on the premises of a customer of the Insured or under the control of such customer by a person who had authorized access to the customer’s authentication mechanism.

(xvii) loss resulting directly or indirectly from payments made or withdrawals from a depositor’s account involving items of deposit which are not finally paid for any reason;

(xviii) loss of potential income, including but not limited to interest and dividends;

(xix) loss of any type for which the Insured is legally liable, except compensatory damages, but not multiples thereof, arising directly from a loss covered under this policy;

(xx) any fees, costs and expenses incurred by the Insured;

(xxi) indirect or consequential loss of any nature;

(xxii) loss involving automated mechanical devices which on behalf of the Insured, disburse money, accept deposits, cash checks, drafts or similar written instruments, or make credit card loans;

(xxiii) loss due to riot or civil commotion or loss due to military, naval or usurped power, war or insurrection;

(xxiv) loss resulting directly or indirectly from the effects of nuclear fission or fusion or radioactivity; provided, however, that this exclusion shall not apply to loss resulting from industrial uses of nuclear energy;

©All rights reserved.
END 002

140342 (03/21)

10

ENDORSEMENT# 2 (Continued)

This endorsement, effective at 12:01AM December 01, 2022	forms a part of
Policy number: 01-840-69-60
Issued to: GEORGE PUTNAM BALANCED FUND

By: National Union Fire Insurance Company of Pittsburgh, Pa.

(xxv) loss as a result of a threat:

(1) to do bodily harm to any person;

(2) to do damage to the premises or property of the Insured; or

(3) to Computer Systems operations.

9. Solely for the coverage provided by this rider, Section 4. LOSS – NOTICE - PROOF – LEGAL PROCEEDINGS of the CONDITIONS AND LIMITATIONS of the bond is hereby amended by adding the following to the end thereof:

It is further understood and agreed that:

(i) Proof of loss for claim under the Voice Initiated Transfer Fraud Insuring Agreement must include electronic recordings of such voice instructions and the verification call-back, if such call-back was required; and

(ii) Proof of loss for claim under the Telefacsimile Transfer Fraud Insuring Agreement must include a copy of the document reproduced by the Telefacsimile Device.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED

©All rights reserved.
END 002

140342 (03/21)

11

ENDORSEMENT# 3

This endorsement, effective at 12:01AM December 01, 2022	forms a part of
Policy number: 01-840-69-60
Issued to: GEORGE PUTNAM BALANCED FUND

By: National Union Fire Insurance Company of Pittsburgh, Pa.

AUTOMATED PHONE SYSTEM EXTENSION

It is agreed that:

1. The attached bond is amended by adding an additional Insuring Agreement (M) as follows:

AUTOMATED PHONE SYSTEM

1. Loss caused by an Automated Phone System (“APS”) Transaction, where the request for such APS Transaction is unauthorized or fraudulent and is made with the intent to deceive; provided, that the entity which receives such request generally maintains and follows during the Bond Period all APS Designated Procedures with respect to APS Transactions. The unintentional isolated failure of such entity to maintain and follow a particular APS Designated Procedure in a particular instance shall not preclude coverage under this Insuring Agreement, subject to the exclusions herein and in the Bond.

1. Definitions. The following terms used in this Insuring Agreement shall have the following meanings:

a. “APS Transaction” means any APS Redemption, APS Exchange, APS Purchase or APS Election.

b. “APS Redemption” means any redemption of shares issued by an Investment Company which is requested over the telephone by means of information transmitted by an individual caller through use of a telephone keypad.

c. “APS Election” means any election concerning various account features available to Fund Shareholders which is made over the telephone by means of information transmitted by an individual caller through use of a telephone keypad. These features include account statements, auto exchange, auto asset builder, automatic withdrawal, dividends/capital gains options, dividend sweep, telephone balance consent and change of address.

d. “APS Exchange” means any exchange of shares in a registered account of one fund into shares in an identically registered account of another fund in the same complex pursuant to

©All rights reserved.
END 003

136832 (06/20)

1

ENDORSEMENT# 3 (Continued)

This endorsement, effective at 12:01AM December 01, 2022	forms a part of
Policy number: 01-840-69-60
Issued to: GEORGE PUTNAM BALANCED FUND

By: National Union Fire Insurance Company of Pittsburgh, Pa.

exchange privileges of the two funds, which exchange is requested over the telephone by means of information transmitted by an individual caller through use of a telephone keypad.

e. “APS Designated Procedures” means all of the following procedures:

(1) Election in Application: No APS Redemption shall be executed unless the shareholder to whose account such an APS Redemption relates has previously elected by official designation to permit such APS Redemption.

(2) Logging: All APS Transaction requests shall be logged or otherwise recorded, so as to preserve all of the information transmitted by an individual caller through use of a telephone keypad in the course of such a request, and the records shall be retained for at least six months.

(a) Information contained in the records shall be capable of being retrieved and produced within a reasonable time after retrieval of specific information is requested, at a success rate of no less than 85 percent.

(3) Identity Test: The identity of the caller in any request for an APS Transaction shall be tested before execution of that APS Transaction by requiring the entry by the caller of a confidential personal identification number (“PIN”)

(a) Limited attempts to enter PIN: If the caller fails to enter a correct PIN within three attempts, the caller must not be allowed additional attempts during the same telephone call to enter the PIN

(4) Written Confirmation: A written confirmation of any APS Transaction shall be mailed to the shareholder(s) to whose account such APS Transaction relates, at the original record address, by the end of the Insured’s next regular processing cycle, but in no event later than five business days following such APS Transaction.

©All rights reserved.
END 003

136832 (06/20)

2

ENDORSEMENT# 3 (Continued)

This endorsement, effective at 12:01AM December 01, 2022	forms a part of
Policy number: 01-840-69-60
Issued to: GEORGE PUTNAM BALANCED FUND

By: National Union Fire Insurance Company of Pittsburgh, Pa.

(5) Access to APS Equipment: Access to the equipment which permits the entity receiving the APS Transaction request to process and effect the transaction shall be limited in the following manner: The Share Holder Services Group, Inc.

f. “APS Purchase” means any purchase of shares issued by an Investment Company, which is requested over the telephone by means of information transmitted by an individual caller through the use of a telephone keypad.

2. Exclusions. It is further understood and agreed that this extension shall not cover:

a. any loss covered under Insuring Agreement (A), Fidelity, of this Bond;

b. any loss resulting from:

(1) the redemption of shares, where the proceeds of such redemption are made payable to other than

(i) the shareholder of record; or

(ii) a person officially designated to receive redemption proceeds; or

(iii) a bank account officially designated to receive redemption proceeds; or

(2) the redemption of shares, where the proceeds of such redemption are paid by check mailed to any address, unless such address has either been

(i) designated by voice over the telephone or in writing without a signature guarantee, in either case at least thirty (30) days prior to such redemption; or

(ii) officially designated; or

(iii) verified by any other procedures which may be stated below in this Insuring Agreement; or

©All rights reserved.
END 003

136832 (06/20)

3

ENDORSEMENT# 3 (Continued)

This endorsement, effective at 12:01AM December 01, 2022	forms a part of
Policy number: 01-840-69-60
Issued to: GEORGE PUTNAM BALANCED FUND

By: National Union Fire Insurance Company of Pittsburgh, Pa.

(3) the redemption of shares, where the proceeds of such redemption are paid by wire transfer to other than the shareholder’s officially designated bank account; or

(4) the intentional failure to adhere to one or more APS Designated Procedures.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated.

©All rights reserved.
END 003

136832 (06/20)

4

ENDORSEMENT# 4

This endorsement, effective at 12:01 am December 1, 2022	forms a part of
Policy number 01-840-69-60
Issued to: GEORGE PUTNAM BALANCED FUND

By: National Union Fire Insurance Company of Pittsburgh, Pa.

ECONOMIC SANCTIONS ENDORSEMENT

This endorsement modifies insurance provided under the following:

Coverage shall only be provided and payment of loss under this policy shall only be made in full compliance with enforceable United Nations economic and trade sanctions and the trade and economic sanction laws or regulations of the European Union and the United States of America, including, but not limited to, sanctions, laws and regulations administered and enforced by the U.S. Treasury Department's Office of Foreign Assets Control ("OFAC").

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

©All rights reserved.
END 004

119679 (9/15)

ENDORSEMENT# 5

This endorsement, effective at 12:01AM December 01, 2022	forms a part of
Policy number: 01-840-69-60
Issued to: GEORGE PUTNAM BALANCED FUND

By: National Union Fire Insurance Company of Pittsburgh, Pa.

UNAUTHORIZED SIGNATURES COVERAGE

It is agreed that:

1. The INSURING AGREEMENTS Clause of the attached bond is amended by adding the following additional Insuring Agreement to the end thereof:

UNAUTHORIZED SIGNATURES

Loss resulting directly from the Insured having accepted, paid or cashed any check or withdrawal order made or drawn on a customer’s account which bears the signature or endorsement of one other than a person whose name and signature is on file with the Insured as an authorized signatory on such account.

It shall be a condition precedent to the Insured’s right of recovery under this Insuring Agreement that the Insured shall have on file signatures of all persons who are authorized signatories on such account.

2. The Underwriter’s Aggregate Liability under this Unauthorized Signatures Insuring Agreement shall be $250,000, which shall be part of, not in addition to, the Aggregate Liability stated in the Declarations. A deductible amount of $5,000 shall apply to each and every loss under this Unauthorized Signatures Insuring Agreement.

3. Nothing contained here shall be held to vary, alter, waive or extend any of the terms, limitations, conditions, or agreements of the attached bond other than as above stated.

©All rights reserved.
END 005

127425 (11/17)

1

ENDORSEMENT# 6

This endorsement, effective at 12:01AM December 01, 2022	forms a part of
Policy number: 01-840-69-60
Issued to: GEORGE PUTNAM BALANCED FUND

By: National Union Fire Insurance Company of Pittsburgh, Pa.

CLAIMS EXPENSE RIDER

It is agreed that:

1. The attached bond is amended by adding an Insuring Agreement (O) as follows:

CLAIMS EXPENSE

Reasonable expenses necessarily incurred and paid by the Insured in preparing any valid claim for loss under any of the Insuring Agreements of this Bond, which loss exceeds the Single Loss Deductible Amount of $5,000. The Underwriter’s limit of liability for such expenses paid by the Insured in preparing any one such claim is $250,000 as shown on the Declaration Page of this Bond.

For the purposes of this Insuring Agreement, Exclusion (k) is amended by deleting the period at the end of this Exclusion and adding the following words; “or Insuring Agreement (O).”

2. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated.

©All rights reserved.
END 006

131199 (11/18)

1

ENDORSEMENT# 7

This endorsement, effective at 12:01AM December 01, 2022	forms a part of
Policy number: 01-840-69-60
Issued to: GEORGE PUTNAM BALANCED FUND

By: National Union Fire Insurance Company of Pittsburgh, Pa.

INSURING AGREEMENT (A) AMENDED

It is agreed that:

1. Insuring Agreement (A) FIDELITY is hereby deleted in its entirety and replaced by the following:

(A) FIDELITY

Loss resulting directly from dishonest or fraudulent act(s), including Larceny or Embezzlement committed by an Employee, committed anywhere and whether committed alone or in collusion with others including loss of Property resulting from such acts of an Employee, which Property is held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefore.

Dishonest or fraudulent act(s) as used in this Insuring Agreement shall mean only dishonest or fraudulent act(s) committed by such Employee with the intent:

(a) to cause the Insured to sustain such loss; or

(b) to obtain financial benefit for the Employee, or for any other person or organization intended by the Employee to receive such benefit; or

(c) to cause the Insured loss resulting directly from the malicious destruction of or the malicious damage of Computer Programs, Electronic Data or Electronic Data Processing Media.

Notwithstanding the foregoing, however, it is agreed that with regard to Loans and/or Trading, this bond covers only loss resulting directly from dishonest or fraudulent acts committed by an Employee with the intent to cause the Insured to sustain such loss and which results in a financial benefit for the Employee; or results in an improper financial benefit for another person or entity with whom the Employee committing the dishonest or fraudulent act was in collusion, provided the Insured establishes that the Employee intended to participate in the financial benefit.

The word “Loan” as used in this Insuring Agreement means all extensions of credit by the Insured and all transactions creating a creditor relationship in favor of the Insured and all transactions by which the Insured assumes an existing creditor relationship.

©All rights reserved.
END 007

127980 (01/18)

1

ENDORSEMENT# 7 (Continued)

This endorsement, effective at 12:01AM December 01, 2022	forms a part of
Policy number: 01-840-69-60
Issued to: GEORGE PUTNAM BALANCED FUND

By: National Union Fire Insurance Company of Pittsburgh, Pa.

The word “Trading” as used in this Insuring Agreement means trading or dealings in securities, commodities, futures, options, foreign or Federal Funds, currencies, foreign exchange or the like.

As used in this Insuring Agreement, financial benefit does not include any salaries, commissions, fees, bonuses, promotions, awards, profit sharing, pensions, or other employee benefits earned in the normal course of employment.

With respect to loss resulting directly from the malicious destruction of or the malicious damage of Computer Programs, Electronic Data or Electronic Data Processing Media committed by an Employee, whether committed alone or in collusion with others, the liability of the Insurer shall be limited to the cost of duplication of such Computer Programs, Electronic Data or Electronic Data Processing Media from other Computer Programs, Electronic Data or Electronic Data Processing Media which shall have been furnished by the Insured. In the event, however, that destroyed or damaged Computer Programs, Electronic Data or Electronic Data Processing Media cannot be duplicated from other Computer Programs, Electronic Data or Electronic Data Processing Media, the Insurer will pay the cost incurred for computer time, computer programmers, consultants or other technical specialists as is reasonably necessary to restore the Computer Programs, Electronic Data or Electronic Data Processing Media to substantially the previous level of operational capability.

As used in this Insuring Agreement, “Computer Program” means a set of related electronic instructions which direct the operations and functions of a computer or devices connected to it which enable the computer or devices to receive, process, store or send Electronic Data.

As used in this Insuring Agreement, “Electronic Data” means facts or information converted to a form usable in a Computer System by Computer Programs and which is stored on magnetic tapes or disks, or optical storage disks or other bulk media.

As used in this Insuring Agreement, “Electronic Data Processing Media” means the magnetic tapes or disks, or optical storage disks or other bulk media on which Electronic Data is stored.

2. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of this bond other than as stated herein.

©All rights reserved.
END 007

127980 (01/18)

2

ENDORSEMENT# 8

This endorsement, effective at 12:01AM December 01, 2022	forms a part of
Policy number: 01-840-69-60
Issued to: GEORGE PUTNAM BALANCED FUND

By: National Union Fire Insurance Company of Pittsburgh, Pa.

AMENDED FORGERY OR ALTERATION

(PURPORTED TO BE SIGNED OR ENDORSED BY AN EMPLOYEE)

It is agreed that:

1. The first paragraph of Insuring Agreement (E) FORGERY OR ALTERATION is deleted in its entirety and replaced with the following:

Loss through Forgery or Alteration of, on or in any bills of exchange, checks, drafts, acceptances, certificates of deposit, promissory notes, or other written promises, orders or directions to pay sums certain in money, due bills, money orders, warrants, orders upon public treasuries, letters of credit, written instructions, advices or applications directed to the Insured, authorizing or acknowledging the transfer, payment, delivery or receipt of funds or Property, which instructions or advices or applications purport to have been signed or endorsed by any customer of the Insured, shareholder or subscriber to shares, whether certificated or uncertificated, of any Investment Company or by any financial or banking institution or stockbroker or Employee but which instructions, advices or applications either bear a forged signature or endorsement or have been altered without the knowledge and consent of such customer, shareholder or subscriber to shares, whether certificated or uncertificated, of an Investment Company, financial or banking institution or stockbroker or Employee, withdrawal orders or receipts for the withdrawal of funds or Property or receipts or certificates of deposit for Property and bearing the name of the Insured as issuer, or of another Investment Company for which the Insured acts as agent, excluding, however, any loss covered under Insuring Agreement (F) hereof whether or not coverage for Insuring Agreement (F) is provided for in the Declarations of this bond.

2. Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, limitations, conditions, or provisions of the attached bond other than as above stated.

©All rights reserved.
END 008

127979 (01/18)

1

ENDORSEMENT# 9

This endorsement, effective at 12:01AM December 01, 2022	forms a part of
Policy number: 01-840-69-60
Issued to: GEORGE PUTNAM BALANCED FUND

By: National Union Fire Insurance Company of Pittsburgh, Pa.

COUNTERFEIT CURRENCY AMENDED

It is agreed that:

1. Insuring Agreement (G), Counterfeit Currency, is deleted in its entirety and the following is substituted therefore:

Loss resulting directly from the receipt by the Insured, in good faith, of any Counterfeit Money, coin or currency of the United States of America, Canada or any other country.

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated.

©All rights reserved.
END 009

127426 (11/17)

1

ENDORSEMENT# 10

This endorsement, effective at 12:01AM December 01, 2022	forms a part of
Policy number: 01-840-69-60
Issued to: GEORGE PUTNAM BALANCED FUND

By: National Union Fire Insurance Company of Pittsburgh, Pa.

AMENDED SECTION 13

It is agreed that:

1. The attached bond is hereby amended by deleting Section 13., TERMINATION, in its entirety and substituting the following:

The Underwriter may terminate this bond as an entirety by furnishing written notice specifying the termination date which cannot be prior to 60 days after the receipt of such written notice by each Investment Company named as Insured and the Securities and Exchange Commission, Washington, D.C. The Insured may terminate this bond as an entirety by furnishing written notice to the Underwriter. When the Insured cancels, the Insured shall furnish written notice to the Securities and Exchange Commission, Washington, D.C. prior to 60 days before the effective date of the termination. The Underwriter shall notify all other Investment Companies named as Insured of the receipt of such termination notice and the termination cannot be effective prior to 60 days after receipt of written notice by all other Investment Companies. Premiums are earned until the termination date as set forth herein.

This Bond will terminate as to any one Insured, (other than a registered management investment company), immediately upon taking over of such Insured by a receiver or other liquidator or by State or Federal officials, or immediately upon the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for the benefit of creditors of the Insured, or immediately upon such Insured ceasing to exist, whether through merger into another entity, or by disposition of all of its assets.

This Bond will terminate as to any registered management investment company upon the expiration of 60 days after written notice has been given to the Securities and Exchange Commission, Washington, D.C.

This bond shall terminate

a. as to any Employee as soon as the Chief Compliance Officer, General Counsel or Treasurer of Putnam Investments, LLC (or the equivalent position if no Chief Compliance Officer, General Counsel or Treasurer exists) who is not in collusion with such Employee, shall learn of any dishonest or fraudulent act(s), including larceny or embezzlement on the part of such Employee without prejudice to the loss of any Property then in transit in the custody of such Employee and upon the expiration of sixty (60) days after written notice has been given to the Securities and Exchange Commission, Washington, D.C. (See Section 16(d)) and to the Insured Investment Company; or

©All rights reserved.
END 010

135619 (03/20)

1

ENDORSEMENT# 10 (Continued)

This endorsement, effective at 12:01AM December 01, 2022	forms a part of
Policy number: 01-840-69-60
Issued to: GEORGE PUTNAM BALANCED FUND

By: National Union Fire Insurance Company of Pittsburgh, Pa.

b. as to any Employee 60 days after receipt by each Insured and by the Securities and Exchange Commission of a written notice from the Underwriter of its desire to terminate this bond as to such Employee; or

c. as to any person, who is a partner, officer or employee of any Electronic Data Processor covered under this bond, from and after the time that the Chief Compliance Officer, General Counsel or Treasurer of Putnam Investments, LLC (or the equivalent position if no Chief Compliance Officer, General Counsel or Treasurer exists) not in collusion with such person shall have knowledge or information that such person has committed any dishonest or fraudulent act(s), including larceny or embezzlement in the service of the Insured or otherwise, whether such act be committed before or after the time this bond is effective and upon the expiration of sixty (60) days after written notice has been given by the Underwriter to the Securities and Exchange Commission, Washington DC and to the Insured Investment Company;

d. in the event the Chief Compliance Officer, General Counsel or Treasurer of Putnam Investments, LLC (or the equivalent position if no Chief Compliance Officer, General Counsel or Treasurer exists) learns of a prior dishonest act committed by a current or prospective Employee, provided the amount involved is less than $25,000, the coverage is automatically reinstated provided the Chief Compliance Officer, General Counsel and Treasurer of Putnam Investments, LLC (or the equivalent position if no Chief Compliance Officer, General Counsel or Treasurer exists) unanimously agree in writing to the reinstatement.

e. notwithstanding anything in the foregoing to the contrary, the Underwriter agrees that this bond shall continue to apply in respect of those Employees for whom a waiver of a prior dishonesty was granted under any prior bond.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, limitations, conditions, or provisions of the attached bond other than as above stated.

©All rights reserved.
END 010

135619 (03/20)

2

ENDORSEMENT# 11

This endorsement, effective at	12:01 am December 1, 2022	forms a part of
Policy number 01-840-69-60
Issued to: GEORGE PUTNAM BALANCED FUND

By: National Union Fire Insurance Company of Pittsburgh, Pa.

CANCELLATION AMENDATORY
(RETURN PRO RATA)

Wherever used herein: (1) "Policy" means the policy or bond to which this endorsement or rider is made part of; (2) "Insurer" means the "Insurer," "Underwriter," "Company" or other name specifically ascribed in this Policy as the insurance company or underwriter for this Policy; (3) "Named Entity" means the "Named Entity," "Named Corporation," Named Organization," "Named Sponsor," "Named Insured," "First Named Insured," "Insured's Representative," "Policyholder" or equivalent term stated in Item 1 of the Declarations; and (4) "Period" means the "Policy Period," "Bond Period" or equivalent term stated in the Declarations.

In consideration of the premium charged, it is hereby understood and agreed that notwithstanding anything to the contrary in any CANCELLATION or TERMINATION clause of this Policy (and any endorsement or rider amending such cancellation or termination clause, including but not limited to any state cancellation/non-renewal amendatory attached to this policy), if this Policy shall be canceled by the Named Entity, the Insurer shall return to the Named Entity the unearned pro rata proportion of the premium as of the effective date of cancellation.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

© All rights reserved.
END 011

101036 (4/09)

ENDORSEMENT# 12

This endorsement, effective at 12:01AM December 01, 2022	forms a part of
Policy number: 01-840-69-60
Issued to: GEORGE PUTNAM BALANCED FUND

By: National Union Fire Insurance Company of Pittsburgh, Pa.

AMEND INSURING AGREEMENT (D)

It is agreed that:

1. Insuring Agreement (D) IN TRANSIT is amended by deleting the words “any person or persons acting as messenger, except while in the mail or with a carrier for hire, other than an armored motor vehicle company, for the purpose of transportation” and replacing them with the words “any person or persons acting as messenger or carrier for hire, for the purpose of transportation, except while in the mail.”

2. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

©All rights reserved.
END 012

139288 (11/20)

1

ENDORSEMENT# 13

This endorsement, effective at 12:01AM December 01, 2022	forms a part of
Policy number: 01-840-69-60
Issued to: GEORGE PUTNAM BALANCED FUND

By: National Union Fire Insurance Company of Pittsburgh, Pa.

OTHER INSURANCE CLAUSE AMENDED
(PRIMARY TO SPECIFIED BOND)

It is agreed that:

1. Section 11. OTHER INSURANCE is amended to include the following paragraph at the end thereof:

Notwithstanding the foregoing, it is understood and agreed that this bond shall be specifically primary of the fidelity bond number 8207-2021 issued to Putnam Investments, LLC by Federal Insurance Company, and any renewal or replacement thereof.

2. Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, limitations, conditions or agreements or the attached bond other than as above stated.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

©All rights reserved.
END 013

139274 (11/20)

1

ENDORSEMENT# 14

This endorsement, effective at 12:01AM December 01, 2022	forms a part of
Policy number: 01-840-69-60
Issued to: GEORGE PUTNAM BALANCED FUND

By: National Union Fire Insurance Company of Pittsburgh, Pa.

ADDITIONAL NAMED INSURED

In consideration of the premium charged, it is hereby understood and agreed that:

1. In Item 1 of the Declarations page, the section entitled “Name of Insured (herein called Insured),” is amended to include the following at the end thereof:

“Insured” shall also include the following entity(ies):

Putnam California Tax Exempt Income Fund
Putnam Convertible Securities Fund
Putnam Diversified Income Trust
Putnam Asset Allocation Funds
-Dynamic Asset Allocation Balanced Fund
-Dynamic Asset Allocation Conservative Fund
-Dynamic Asset Allocation Growth Fund
Putnam Equity Income Fund
Putnam Funds Trust
-Putnam Capital Spectrum Fund
-Putnam Dynamic Risk Allocation Fund
-Putnam Emerging Markets Equity Fund
-Putnam Equity Spectrum Fund
-Putnam Fixed Income Absolute Return Fund
-Putnam Floating Rate Income Fund
-Putnam Global Technology Fund
-Putnam Intermediate-Term Municipal Income Fund
-Putnam International Value Fund
-Putnam Mortgage Opportunities Fund
-Putnam Multi-Asset Absolute Return Fund
-Putnam Short Duration Bond Fund
-Putnam Ultra Short Duration Bond Fund

©All rights reserved.
END 014

139643 (11/20)

1

ENDORSEMENT# 14 (Continued)

This endorsement, effective at 12:01AM December 01, 2022	forms a part of
Policy number: 01-840-69-60
Issued to: GEORGE PUTNAM BALANCED FUND

By: National Union Fire Insurance Company of Pittsburgh, Pa.

-Putnam Short Term Investment Fund
-Putnam Short-Term Municipal Income Fund
-Putnam Small Cap Growth Fund
George Putnam Balanced Fund
Putnam Global Equity Fund
Putnam Global Health Care Fund
Putnam Global Income Trust
Putnam High Yield Fund
Putnam Income Fund
Putnam International Equity Fund
Putnam Investment Funds
-Putnam Government Money Market Fund
-Putnam Growth Opportunities Fund
-Putnam International Capital Opportunities Fund
-Putnam International Growth Fund
-Putnam Research Fund
-Putnam Small Cap Value Fund
-Putnam Sustainable Future Fund
Putnam Massachusetts Tax Exempt Income Fund
Putnam Minnesota Tax Exempt Income Fund
Putnam Money Market Fund
Putnam Multi-Cap Core Fund
Putnam New Jersey Tax Exempt Income Fund
Putnam New York Tax Exempt Income Fund
Putnam Ohio Tax Exempt Income Fund
Putnam Pennsylvania Tax Exempt Income Fund
Putnam PanAgora Managed Futures Strategy

©All rights reserved.
END 014

139643 (11/20)

2

ENDORSEMENT# 14 (Continued)

This endorsement, effective at 12:01AM December 01, 2022	forms a part of
Policy number: 01-840-69-60
Issued to: GEORGE PUTNAM BALANCED FUND

By: National Union Fire Insurance Company of Pittsburgh, Pa.

Putnam PanAgora Market Neutral Fund
Putnam PanAgora Risk Parity Fund
Putnam Premier Income Trust
Putnam RetirementReady Funds
-Putnam Retirement Income Fund Lifestyle 1
-Putnam RetirementReady 2060 Fund
-Putnam RetirementReady 2055 Fund
-Putnam RetirementReady 2050 Fund
-Putnam RetirementReady 2045 Fund
-Putnam RetirementReady 2040 Fund
-Putnam RetirementReady 2035 Fund
-Putnam RetirementReady 2030 Fund
-Putnam RetirementReady 2025 Fund
-Putnam RetirementReady 2020 Fund
Putnam Sustainable Leaders Fund
Putnam Tax Exempt Income Fund
Putnam Tax-Free Income Trust
-Putnam AMT-Free Municipal Fund
-Putnam Tax-Free High Yield Fund
Putnam Variable Trust
-Putnam VT Small Cap Growth Fund
-Putnam VT Diversified Income Fund
-Putnam VT Equity Income Fund
-Putnam VT George Putnam Balanced Fund
-Putnam VT Global Asset Allocation Fund
-Putnam VT Global Equity Fund
-Putnam VT Global Health Care Fund

©All rights reserved.
END 014

139643 (11/20)

3

ENDORSEMENT# 14 (Continued)

This endorsement, effective at 12:01AM December 01, 2022	forms a part of
Policy number: 01-840-69-60
Issued to: GEORGE PUTNAM BALANCED FUND

By: National Union Fire Insurance Company of Pittsburgh, Pa.

-Putnam VT Government Money Market Fund
-Putnam VT Growth Opportunities Fund
-Putnam VT High Yield Fund
-Putnam VT Income Fund
-Putnam VT International Equity Fund
-Putnam VT International Value Fund
-Putnam VT Multi-Cap Core Fund
-Putnam VT Mortgage Securities Fund
-Putnam VT Multi-Asset Absolute Return Fund
-Putnam VT Research Fund
-Putnam VT Small Cap Value Fund
-Putnam VT Sustainable Future Fund
-Putnam VT Sustainable Leaders Fund
Putnam Managed Municipal Income Trust
Putnam Master Intermediate Income Trust
Putnam Mortgage Recovery Fund
Putnam Municipal Opportunities Trust
Putnam Premier Income Trust

2. Subject to General Agreement A. ADDITIONAL OFFICES OR EMPLOYEES – CONSOLIDATION OR MERGER - NOTICE, any newly created, acquired or sponsored Investment Company, fund or trust of Putnam Investments, LLC, its subsidiaries or affiliated entities, newly created, acquired or sponsored after the effective date of this bond but prior to termination or cancellation of this bond with assets of less than $500,000,000 will be automatically included as an “Insured” without any additional premium. Any newly created, acquired or sponsored Investment Company, fund or trust of Putnam Investments, LLC, its subsidiaries or affiliated entities, newly created, acquired or sponsored after the effective date of this bond with assets of $500,000,000 or more will need to comply with the requirements of this bond to be included as an “Insured,” including but not limited to those requirements contained in General Agreement A. ADDITIONAL OFFICES OR EMPLOYEES – CONSOLIDATION OR MERGER – NOTICE, and may be subject to payment of an additional premium.

©All rights reserved.
END 014

139643 (11/20)

4

ENDORSEMENT# 14 (Continued)

This endorsement, effective at 12:01AM December 01, 2022	forms a part of
Policy number: 01-840-69-60
Issued to: GEORGE PUTNAM BALANCED FUND

By: National Union Fire Insurance Company of Pittsburgh, Pa.

3. Each of the following entities, solely with respect to its service to the Mutual Fund Named Insureds referred to in paragraph 1 above, shall be deemed an “Insured” under the bond:

(i) The Putnam Advisory Company, LLC (PAC)

(ii) Putnam Investment Management, LLC (PIM)

(iii)Purnam Fiduciary Trust Company

(iv)Putnam Retail Management Limited Partnership (PRM)

(v) Putnam Investments, LLC

(vi)Putnam Investments Limited (PIL)

(vii) Putnam Investor Services, Inc

4. The following funds are deemed deleted as of the “Effective Date” specified and in no event are “Insureds” under this bond. Coverage under this bond for any loss of any Insured arising in connection with any such fund shall only apply for loss that:

(i) was sustained; and

(ii) that occurred;

on or before the applicable Effective Date:

NAME OF DELETED FUND		EFFECTIVE DATE
1.	Putnam New Value Fund	12/26/08
2.	Putnam OTC & Emerging Growth Fund	12/26/08
3.	Putnam Tax Smart Funds Trust	12/26/08
4.	Putnam Tax Smart Equity Fund	12/26/08
5.	Putnam Utilities Growth and Income Fund	01/02/09
6.	Putnam VT Capital Appreciation Fund	12/26/08
7.	Putnam VT Discovery Growth Fund	12/26/08
8.	Putnam VT Health Sciences Fund	01/02/09
9.	Putnam VT New Value Fund	12/26/08
10.	Putnam VT OTC & Emerging Growth Fund	12/26/08
11.	Putnam VT Utilities Growth and Income Fund	01/02/09
12.	Putnam Health Sciences Trust	01/02/09

©All rights reserved.
END 014

139643 (11/20)

5

ENDORSEMENT# 14 (Continued)

This endorsement, effective at 12:01AM December 01, 2022	forms a part of
Policy number: 01-840-69-60
Issued to: GEORGE PUTNAM BALANCED FUND

By: National Union Fire Insurance Company of Pittsburgh, Pa.

5. Nothing contained herein shall be held to vary, alter, waive, or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

©All rights reserved.
END 014

139643 (11/20)

6

ENDORSEMENT# 15

This endorsement, effective at 12:01AM December 01, 2022	forms a part of
Policy number: 01-840-69-60
Issued to: GEORGE PUTNAM BALANCED FUND

By: National Union Fire Insurance Company of Pittsburgh, Pa.

NOTICE AND CHANGE IN CONTROL/TERMINATION AMENDATORY

(WAIVER FOR SPECIFIC TRANSACTION(S))

In consideration of the premium charged, it is hereby understood and agreed that, as of the effective time of the Putnam Investments Acquisition (as that term is defined below), the bond is hereby amended as follows:

1. Section 13 and Section 17 of this bond shall not apply to the following event(s):

The acquisition of Putnam Investments Trust by Great-West Lifeco Inc., (the “Putnam Investments Acquisition”) a subsidiary of Power Financial Corporation, pursuant to that certain Stock Purchase Agreement dated as of January 31, 2007 between Great-West Lifeco Inc. and Marsh & McLennan Companies, Inc. relating to the purchase and sale of Putnam Investments Trust (the “Stock Purchase Agreement”) with an effective time on the Closing Date (as such term is defined in the Stock Purchase Agreement).

2. It is further understood and agreed that, except as described above, Section 13 and Section 17 shall remain intact and in full force and effect and all terms, conditions and provisions of Section 13 and Section 17 remain unchanged.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

©All rights reserved.
END 015

139276 (11/20)

1

ENDORSEMENT# 16

This endorsement, effective at 12:01AM December 01, 2022	forms a part of
Policy number: 01-840-69-60
Issued to: GEORGE PUTNAM BALANCED FUND

By: National Union Fire Insurance Company of Pittsburgh, Pa.

AMEND INSURING AGREEMENT (F)

It is agreed that:

1. Insuring Agreement (F), Securities, is amended by inserting, in subparagraph (2), before the word “ EXCLUDING,” the following language:

“or purportedly guaranteed in writing or witnessed any signature upon any transfer, assignment, bill of sale, power of attorney, guarantee, endorsement or other obligations upon or in connection with any securities, documents or other written instruments and which pass, or purport to pass, title to such securities, documents or other written instruments which purported guarantee was effected by the unauthorized use of a stamp or medallion of or belonging to the Insured which was lost, stolen or counterfeited and for which loss the Insured is legally liable.”

2. Subparagraph (2) of Exclusion (f) is amended by deleting the words “would be covered under Insuring Agreements (A) or (E)” and substituting the words “would be covered under Insuring Agreements (A), (E) or (F).”

3. Exclusion (m) is deleted in its entirety.

4. In the Conditions and Limitations of the bond, Section 15. CENTRAL HANDLING OF SECURITIES is amended by deleting the first paragraph in its entirety and substituting the following language:

“Securities included in the systems for the central handling of securities established and maintained by any depository used by the Insured, hereinafter called Corporations, to the extent of the Insured’s interest therein as effective by the making of appropriate entries on the books and records of such Corporations shall be deemed to be Property.”

5. In the Conditions and Limitations of the bond, subparagraph (d) of Section 16. ADDITIONAL COMPANIES INCLUDED AS INSURED, is amended by deleting the words “any partner, officer or supervisory Employee of any Insured” and substituting the words “the Chief Compliance

©All rights reserved.
END 016

139292 (11/20)

1

ENDORSEMENT# 16 (Continued)

This endorsement, effective at 12:01AM December 01, 2022	forms a part of
Policy number: 01-840-69-60
Issued to: GEORGE PUTNAM BALANCED FUND

By: National Union Fire Insurance Company of Pittsburgh, Pa.

Officer, General Counsel or Treasurer of Putnam Investments, LLC (or the equivalent position if no Chief Compliance Officer, General Counsel or Treasurer exists).”

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

©All rights reserved.
END 016

139292 (11/20)

2

ENDORSEMENT# 17

This endorsement, effective at 12:01AM December 01, 2022	forms a part of
Policy number: 01-840-69-60
Issued to: GEORGE PUTNAM BALANCED FUND

By: National Union Fire Insurance Company of Pittsburgh, Pa.

PROTECTED INFORMATION EXCLUSION

Coverage shall not apply to any loss resulting from the: (a) theft, disappearance or destruction of; (b) unauthorized use or disclosure of; (c) unauthorized access to; or (d) failure to protect any:

(i) confidential or non-public; or

(ii) personal or personally identifiable;

information that any person or entity has a duty to protect under any law, rule or regulation, any agreement or any industry guideline or standard.

This exclusion shall not apply to the extent that any unauthorized use or disclosure of a password enables a theft by an Employee of the Insured of money, securities or tangible property of the Insured or that the Insured is holding for a third party; provided, however, this exception shall not apply to the extent that such unauthorized use or disclosure of a password enables a theft of or disclosure of information.

©All rights reserved.
END 017

113011 (10/12)

1

ENDORSEMENT# 18

This endorsement, effective at 12:01AM December 01, 2022	forms a part of
Policy number: 01-840-69-60
Issued to: GEORGE PUTNAM BALANCED FUND

By: National Union Fire Insurance Company of Pittsburgh, Pa.

DISCOVERY AMENDATORY

In consideration of the premium charged, it is hereby understood and agreed that, as of the effective time of the Putnam Investments Acquisition (as that term is defined below), the bond is hereby amended as follows:

1. Section 4. LOSS – NOTICE – PROOF – LEGAL PROCEEDINGS is hereby amended by deleting the second sentence of the first paragraph in its entirety and replacing it with the following:

At the earliest practicable moment after discovery of any loss hereunder, the Chief Compliance Officer, General Counsel or Treasurer of Putnam Investments, LLC (or the equivalent position if no such Chief Compliance Officer, General Counsel or Treasurer exists) shall give the Underwriter written notice thereof and shall also within six months after such discovery furnish to the Underwriter affirmative proof of loss with full particulars.

2. Section 4. LOSS – NOTICE – PROOF – LEGAL PROCEEDINGS is further amended by deleting the second paragraph in its entirety and replacing it with the following:

Discovery occurs when the Chief Compliance Officer, General Counsel or Treasurer of Putnam Investments, LLC (or the equivalent position if no such Chief Compliance Officer, General Counsel or Treasurer exists):

(a) becomes aware of facts, or

(b) receives written notice of an actual or potential claim by a third party which alleges that the Insured is liable under circumstances which would cause a reasonable person to assume that a loss covered by the bond has been or will be incurred even though the exact amount or details of loss may not be then known.

©All rights reserved.
END 018

139293 (11/20)

1

ENDORSEMENT# 18 (Continued)

This endorsement, effective at 12:01AM December 01, 2022	forms a part of
Policy number: 01-840-69-60
Issued to: GEORGE PUTNAM BALANCED FUND

By: National Union Fire Insurance Company of Pittsburgh, Pa.

3. Solely for the purpose of the coverage provided by this rider, the “Putnam Investments Acquisition” shall mean the acquisition of Putnam Investments Trust by Great-West Lifeco Inc., a subsidiary of Power Financial Corporation, pursuant to that certain Stock Purchase Agreement dated as of January 31, 2007 between Great-West Lifeco Inc. and Marsh & McLennan Companies, Inc. relating to the purchase and sale of Putnam Investments Trust (the “Stock Purchase Agreement”) with an effective time on the Closing Date (as such term is defined in the Stock Purchase Agreement).

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

©All rights reserved.
END 018

139293 (11/20)

2

ENDORSEMENT# 19

This endorsement, effective at 12:01AM December 01, 2022	forms a part of
Policy number: 01-840-69-60
Issued to: GEORGE PUTNAM BALANCED FUND

By: National Union Fire Insurance Company of Pittsburgh, Pa.

AUTOMATIC LIMIT INCREASE RIDER

It is agreed that the following is added to the end of Section 9. SECTION 9. NON-REDUCTION AND NON-ACCUMULATION OF LIABILITY AND TOTAL LIABILITY:

It is further understood and agreed that if the Insured, while this bond is in force, requires an increase in the applicable Limit of Liability for Insuring Agreement

(A) in order to comply with SEC Regulation 17g-1, as a result of: (A) the creation of a new Investment Company, other than by consolidation or merger with, or purchase or acquisition of assets or liabilities of, another institution; or

(B) an increase in asset size of current Investment Companies covered under this bond;

then, without the payment of additional premium and solely for the purposes of complying with SEC Regulation 17g-1, the Limit of Liability for Insuring Agreement (A) will automatically be increased, for the remainder of the Bond Period, to a maximum of an additional 10% of the Limit of Liability indicated in Item 3 of the Declarations for Insuring Agreement (A).

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

©All rights reserved.
END 019

147143 (11/22)

1

ENDORSEMENT# 20

This endorsement, effective at	12:01 am December 1, 2022	forms a part of
Policy number 01-840-69-60
Issued to: GEORGE PUTNAM BALANCED FUND

By: National Union Fire Insurance Company of Pittsburgh, Pa.

FEDERAL SHARE OF COMPENSATION UNDER TRIA AND CAP ON LOSSES
ENDORSEMENT

This endorsement modifies insurance provided by this Policy:

DISCLOSURE

You should know that where coverage is provided by this Policy for losses resulting from "Certified Acts of Terrorism" (as defined by Section 102 (1) of United States Terrorism Risk Insurance Act), such losses may be partially reimbursed by the United States Government under a formula established by federal law. However, your Policy may contain other exclusions which might affect your coverage such as, an exclusion for nuclear events. Under the formula, the United States Government generally reimburses 85% through 2015; 84% beginning on January 1, 2016; 83% beginning on January 1, 2017; 82% beginning January 1, 2018; 81% beginning January 1, 2019 and 80% beginning on January 1, 2020, of covered terrorism losses exceeding the statutorily established deductible paid by the insurance company providing the coverage.

You should also know that the Terrorism Risk Insurance Act, as amended, contains a $100 billion cap that limits United States Government reimbursement as well as insurers' liability for losses resulting from "Certified Acts of Terrorism" when the amount of such losses in any one calendar year exceeds $100 billion. If the aggregate insured losses for all insurers exceed $100 billion in a calendar year and if we have met our insurer deductible, we are not liable for the payment of any portion of the amount of such losses that exceeds $100 billion; and for aggregate insured losses up to $100 billion, we will only pay a pro rata share of such insured losses as determined by the Secretary of the Treasury.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

©All rights reserved.
END 020

125595 (03/17)

ENDORSEMENT# 21

This endorsement, effective 12:01 am	December 1, 2022	forms a part of
policy number 01-840-69-60
issued to GEORGE PUTNAM BALANCED FUND

by National Union Fire Insurance Company of Pittsburgh, Pa.

FORMS INDEX ENDORSEMENT

The contents of the Policy is comprised of the following forms:

EDITION
FORM NUMBER	DATE	FORM TITLE
41205	03/95	INVESTMENT COMPANY BLANKET BOND DEC
41206	09/84	INVESTMENT COMPANY BLANKET BOND GUTS
99758	08/08	NOTICE OF CLAIM (REPORTING BY E-MAIL)
140342	03/21	COMPUTER CRIME COVERAGE RIDER (ICBB VERSION)
136832	06/20	AUTOMATED PHONE SYSTEM EXTENSION
119679	09/15	ECONOMIC SANCTIONS ENDORSEMENT
127425	11/17	UNAUTHORIZED SIGNATURES COVERAGE
131199	11/18	CLAIMS EXPENSE RIDER
127980	01/18	INSURING AGREEMENT (A) AMENDED
127979	01/18	AMENDED FORGERY OR ALTERATION
127426	11/17	COUNTERFEIT CURRENCY AMENDED
135619	03/20	AMENDED SECTION 13
101036	04/09	CANCELLATION AMENDATORY (RETURN PRO RATA)
139288	11/20	AMEND INSURING AGREEMENT (D)
139274	11/20	OTHER INSURANCE CLAUSE AMENDED
139643	11/20	ADDITIONAL NAMED INSURED
139276	11/20	NOTICE AND CHANGE IN CONTROL/TERMINATION AMENDATORY
139292	11/20	AMEND INSURING AGREEMENT (F)
113011	10/12	PROTECTED INFORMATION EXCLUSION
139293	11/20	DISCOVERY AMENDATORY
147143	11/22	AUTOMATIC LIMIT INCREASE RIDER
125595	03/17	FEDERAL SHARE OF COMPENSATION UNDER TRIA AND CAP ON LOSSES ENDORSEMENT
78859	10/01	FORMS INDEX ENDORSEMENT

©All rights reserved.
END 021

78859 (10/01)

ENDORSEMENT# 21

This endorsement, effective 12:01 am	December 1, 2022	forms a part of
policy number 01-840-69-60
issued to GEORGE PUTNAM BALANCED FUND

by National Union Fire Insurance Company of Pittsburgh, Pa.

FORMS INDEX ENDORSEMENT

The contents of the Policy is comprised of the following forms:

EDITION
FORM NUMBER	DATE	FORM TITLE

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

©All rights reserved.
END 021

78859 (10/01)

CLAIM REPORTING FORM

Issuing Company: National Union Fire Insurance Company of Pittsburgh, Pa.

Reported under Policy/Bond Number:	01-840-69-60	Date:

Type of Coverage:	D&O	E&O	Fidelity	(complete the Fidelity Supplemental on
the next page)

Insured's Name, as given on Policy Declarations (Face Page):

GEORGE PUTNAM BALANCED FUND

Contact Person:

Title:

Phone:	(	)	-	Ext

eMail:	@

Case or Claimant Name:

If the party involved is different from "Insured" Name (as given on Policy Declarations) state relationship:

Insurance Broker/Agent:	WILLIS TOWERS WATSON NORTHEAST INC

Address:	75 ARLINGTON STREET, BOSTON, MA 02116

Address:

Contact:	BRYAN MCMINN	Phone:

eMail:	BRYAN.MCMINN@WTWCO.COM

Send Notice of Claims to:	AIG	Phone:	(888) 602-5246
	Financial Lines Claims	Fax:	(866) 227-1750
	P.O. Box 25947	Email:	c-Claim@AIG.com
Shawnee Mission, KS 66225

CLAIM REPORTING FORM
FIDELITY SUPPLEMENTAL

(Only complete this supplemental if the Claim is being reported under Fidelity Coverage)

Issuing Company: National Union Fire Insurance Company of Pittsburgh, Pa.

Reported under Policy/Bond Number:	01-840-69-60

Date of Discovery:	Estimated Amount of loss:

Cause of Loss:	Employee Dishonesty	Computer Fraud

	Funds Transfer	Robbery/ Burglary

	ID Theft	Forgery

	Client Property	In Transit

	ERISA	Credit Card Forgery

	Other	if Other, describe:

Send Notice Of Claims To:	AIG	Phone:	(888) 602-5246
	Financial Lines Claims	Fax:	(866) 227-1750
	P.O. Box 25947	Email:	c-Claim@AIG.com
Shawnee Mission, KS 66225

centralized Customer Link and Information Management

WILLIS TOWERS WATSON NORTHEAST INC
ATTN: Bryan McMinn
75 ARLINGTON STREET, FLOOR 10
BOSTON, MA 02116

INSURED:	GEORGE PUTNAM BALANCED FUND

PRODUCT:	DFIBond

POLICY NO:	82484903

TRANSACTION:	RENL

PREMIUM BILL

Insured:	GEORGE PUTNAM BALANCED FUND	Date: December 28, 2022
Producer:	WILLIS TOWERS WATSON NORTHEAST INC
Company:	FEDERAL INSURANCE COMPANY

THIS BILLING IS TO BE ATTACHED TO AND FORM PART OF THE BOND REFERENCED BELOW.

NOTE: PLEASE RETURN THIS BILL WITH REMITTANCE AND NOTE HEREON ANY CHANGES. BILL
WILL BE RECEIPTED AND RETURNED TO YOU PROMPTLY UPON REQUEST.

PLEASE REMIT TO PRODUCER INDICATED ABOVE. PLEASE REFER TO:

EFFECTIVE DATE	BOND NUMBER	COVERAGE		PREMIUM

December 1, 2022	82484903	Excess Bond		$ 37,500
To
December 1, 2023		Renewal

0% Commission
			TOTAL	$ 37,500

Chubb Group of Insurance Companies	DECLARATIONS
202B Hall’s Mill Road	FINANCIAL INSTITUTION
Whitehouse Station, NJ 08889	EXCESS BOND FORM E

NAME OF ASSURED:	Bond Number: 82484903

GEORGE PUTNAM BALANCED FUND	FEDERAL INSURANCE COMPANY
Incorporated under the laws of Indiana,
100 FEDERAL STREET	a stock insurance company, herein called the COMPANY
BOSTON, MA 02110
Capital Center, 251 North Illinois, Suite 1100
Indianapolis, IN 46204-1927

ITEM 1.	BOND PERIOD:	from	12:01 a.m. on December 1, 2022
		to	12:01 a.m. on December 1, 2023
ITEM 2.	AGGREGATE LIMIT OF LIABILITY: $N/A
ITEM 3.	SINGLE LOSS LIMIT OF LIABILITY:$10,000,000
ITEM 4.	DEDUCTIBLE AMOUNT: $ N/A
ITEM 5.	PRIMARY BOND:

Insurer: National Union Fire Insurance Company of Pittsburgh, Pa.

Form and Bond No.	01-840-69-60

Limit:	$10,000,000

Deductible:	$150,000

Bond Period:	12/01/2022 to 12/01/2023

ITEM 6.	COVERAGE EXCEPTIONS TO PRIMARY BOND:

NOTWITHSTANDING ANY COVERAGE PROVIDED BY THE PRIMARY BOND, THIS EXCESS BOND
DOES NOT DIRECTLY OR INDIRECTLY COVER:

ITEM 7.	TOTAL OF LIMITS OF LIABILITY OF OTHER UNDERLYING BONDS, EXCESS OF PRIMARY BOND:

ITEM 8.	THE LIABILITY OF THE COMPANY IS ALSO SUBJECT TO THE TERMS OF THE FOLLOWING
ENDORSEMENTS EXECUTED SIMULTANEOUSLY HEREWITH:
1

IN WITNESS WHEREOF, THE COMPANY issuing this Bond has caused this Bond to be signed by its authorized officers, but it shall not be valid unless also signed by a duly authorized representative of the Company.

Excess Bond (7-92)
Form 17-02-0842 (Ed. 7-92)	Page 1 of 2

Excess Bond (7-92)
Form 17-02-0842 (Ed. 7-92)	Page 1 of 2

The COMPANY, in consideration of the required premium, and in reliance on the statements and information furnished to the COMPANY by the ASSURED, and subject to the DECLARATIONS made a part of this bond and to all other terms and conditions of this bond, agrees to pay the ASSURED for:

Insuring Clause	Loss which would have been paid under the Primary Bond but for the fact the loss exceeds the Deductible Amount.

Coverage under this bond shall follow the terms and conditions of the Primary Bond, except with respect to:

	a.	The coverage exceptions in ITEM 6. of the DECLARATIONS; and

	b.	The limits of liability as stated in ITEM 2. and ITEM 3. of the DECLARATIONS.

With respect to the exceptions stated above, the provisions of this bond shall apply.

General Agreements

Change Or Modification	A.	If after the inception date of this bond the Primary Bond is changed or modified,
Of Primary Bond		written notice of any such change or modification shall be given to the COMPANY as soon as practicable, not to exceed thirty (30) days after such change or modification, together with such information as the COMPANY may request. There shall be no coverage under this bond for any loss related to such change or modification until such time as the COMPANY is advised of and specifically agrees by written endorsement to provide coverage for such change or modification.

Representations Made	B.	The ASSURED represents that all information it has furnished to the COMPANY
By Assured		for this bond or otherwise is complete, true and correct. Such information constitutes part of this bond.
The ASSURED must promptly notify the COMPANY of any change in any fact or circumstance which materially affects the risk assumed by the COMPANY under this bond.
Any misrepresentation, omission, concealment or incorrect statement of a material fact by the ASSURED to the COMPANY shall be grounds for recision of this bond.

Notice To Company Of	C.	The ASSURED shall notify the COMPANY at the earliest practical moment, not to
Legal Proceedings Against		exceed thirty (30) days after the ASSURED receives notice, of any legal
Assured - Election To		proceeding brought to determine the ASSURED’S liability for any loss, claim or
Defend		damage which, if established, would constitute a collectible loss under this bond or any of the Underlying Bonds. Concurrent with such notice, and as requested thereafter, the ASSURED shall furnish copies of all pleadings and pertinent papers to the COMPANY.

Excess Bond (7-92) R
Form 17-02-0842 (Ed. 7-92) R	Page 1 of 5

General Agreements

Notice To Company Of		If the COMPANY elects to defend all or part of any legal proceeding, the court
Legal Proceedings Against		costs and attorneys’ fees incurred by the COMPANY and any settlement or
Assured - Election To		judgment on that part defended by the COMPANY shall be a loss under this bond.
Defend		The COMPANY’S liability for court costs and attorneys’ fees incurred in defending
(continued)		all or part of such legal proceeding is limited to the proportion of such court costs and attorneys’ fees incurred that the amount recoverable under this bond bears to the amount demanded in such legal proceeding.

If the COMPANY declines to defend the ASSURED, no settlement without the prior written consent of the COMPANY or judgment against the ASSURED shall determine the existence, extent or amount of coverage under this bond, and the
COMPANY shall not be liable for any costs, fees and expenses incurred by the
ASSURED.

Conditions And
Limitations

Definitions	1.	As used in this bond:

		a.	Deductible Amount means the amount stated in ITEM 4. of the
DECLARATIONS. In no event shall this Deductible Amount be reduced for any reason, including but not limited to, the non-existence, invalidity, insufficiency or uncollectibility of any of the Underlying Bonds, including the insolvency or dissolution of any Insurer providing coverage under any of the
Underlying Bonds.

		b.	Primary Bond means the bond scheduled in ITEM 5. of the
DECLARATIONS or any bond that may replace or substitute for such bond.

		c.	Single Loss means all covered loss, including court costs and attorneys’
fees incurred by the COMPANY under General Agreement C., resulting from:

(1) any one act of burglary, robbery or attempt either, in which no employee of the ASSURED is implicated, or

(2) any one act or series of related acts on the part of any person resulting in damage to or destruction or misplacement of property, or

(3) all acts other than those specified in c.(1) and c.(2), caused by any person or in which such person is implicated, or

(4) any one event not specified above, in c.(1), c.(2) or c.(3).

		d.	Underlying Bonds means the Primary Bond and all other insurance coverage referred to in ITEM 7. of the DECLARATIONS.

Excess Bond (7-92)
Form 17-02-0842 (Ed. 7-92)	Page 2 of 5

Conditions And
Limitations
(continued)

Limit Of Liability	2.	The COMPANY’S total cumulative liability for all Single Losses of all ASSUREDS discovered during the BOND PERIOD shall not exceed the AGGREGATE LIMIT
OF LIABILITY as stated in ITEM 2. of the DECLARATIONS. Each payment made
Aggregate Limit Of		under the terms of this bond shall reduce the unpaid portion of the AGGREGATE
Liability		LIMIT OF LIABILITY until it is exhausted.

On exhausting the AGGREGATE LIMIT OF LIABILITY by such payments:

		a.	the COMPANY shall have no further liability for loss or losses regardless of when discovered and whether or not previously reported to the COMPANY,
and

		b.	the COMPANY shall have no obligation under General Agreement C. to continue the defense of the ASSURED, and on notice by the COMPANY to the ASSURED that the AGGREGATE LIMIT OF LIABILITY has been
exhausted, the ASSURED shall assume all responsibility for its defense at its own cost.

The unpaid portion of the AGGREGATE LIMIT OF LIABILITY shall not be increased or reinstated by any recovery made and applied in accordance with Section 4. In the event that a loss of property is settled by indemnity in lieu of payment, then such loss shall not reduce the unpaid portion of the AGGREGATE LIMIT OF LIABILITY.

Single Loss Limit Of	The COMPANY’S liability for each Single Loss shall not exceed the SINGLE LOSS
Liability	LIMIT OF LIABILITY as stated in ITEM 3. of the DECLARATIONS or the unpaid portion of the AGGREGATE LIMIT OF LIABILITY, whichever is less.

Discovery	3.	This bond applies only to loss first discovered by the ASSURED during the BOND
PERIOD. Discovery occurs at the earlier of the ASSURED being aware of:

		a.	facts which may subsequently result in a loss of a type covered by this bond,
or

		b.	an actual or potential claim in which it is alleged that the ASSURED is liable to a third party,

regardless of when the act or acts causing or contributing to such loss occurred, even though the amount of loss does not exceed the applicable Deductible
Amount, or the exact amount or details of loss may not then be known.

Subrogation-Assignment-	4.	In the event of a payment under this bond, the COMPANY shall be subrogated to
Recovery		all of the ASSURED’S rights of recovery against any person or entity to the extent of such payments. On request, the ASSURED shall deliver to the COMPANY an assignment of the ASSURED’S rights, title and interest and causes of action against any person or entity to the extent of such payment.

Excess Bond (7-92)
Form 17-02-0842 (Ed. 70-2)	Page 3 of 5

Conditions And
Limitations

Subrogation-Assignment-		Recoveries, whether effected by the COMPANY or by the ASSURED, shall be
Recovery		applied net of the expense of such recovery, first, to the satisfaction of the
(continued)		ASSURED’S loss which would otherwise have been paid but for the fact that it is in excess of the AGGREGATE LIMIT OF LIABILITY, second, to the COMPANY in satisfaction of amounts paid in settlement of the ASSURED’S claim and third, to the ASSURED in satisfaction of the DEDUCTIBLE AMOUNT. Recovery from reinsurance and/or indemnity of the COMPANY shall not be deemed a recovery under this Section.

Cooperation Of Assured	5.	At the COMPANY’S request and at reasonable times and places designated by the
COMPANY the ASSURED shall:

		a.	submit to examination by the COMPANY and subscribe to the same under oath, and

		b.	produce for the COMPANY’S examination all pertinent records, and

		c.	cooperate with the COMPANY in all matters pertaining to the loss.

The ASSURED shall execute all papers and render assistance to secure to the
COMPANY the rights and causes of action provided for under this bond. The
ASSURED shall do nothing after loss to prejudice such rights or causes of action.

Termination	6.	This bond terminates as an entirety on the earliest occurrence of any of the following:

		a.	sixty (60) days after the receipt by the ASSURED of a written notice from the
COMPANY of its decision to terminate this bond, or

		b.	immediately on the receipt by the COMPANY of a written notice from the
ASSURED of its decision to terminate this bond, or

		c.	immediately on the appointment of a trustee, receiver or liquidator to act on behalf of the ASSURED, or the taking over of the ASSURED by State or
Federal officials, or

		d.	immediately on the dissolution of the ASSURED, or

		e.	immediately on exhausting the AGGREGATE LIMIT OF LIABILITY, or

		f.	immediately on expiration of the BOND PERIOD, or

		g.	immediately on cancellation, termination or recision of the Primary Bond.

Conformity	7.	If any limitation within this bond is prohibited by any law controlling this bond’s construction, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

Excess Bond (7-92)
Form 17-02-0842 (Ed. 7-92)	Page 4 of 5

Conditions And
Limitations
(continued)

Change Or Modification	8.	This bond or any instrument amending or affecting this bond may not be changed
Of This Bond		or modified orally. No change in or modification of this bond shall be effective
		except when made by written endorsement to this bond signed by an Authorized
		Representative of the COMPANY.

Excess Bond (7-92)
Form 17-02-0842 (Ed. 70-2)	Page 5 of 5

Chubb Producer Compensation
Practices & Policies

Chubb believes that policyholders should have access to information about Chubb's practices and policies related to the payment of compensation to brokers and independent agents. You can obtain that information by accessing our website at http://www.chubbproducercompensation.com or by calling the following toll-free telephone number:

1-866-512-2862.

ALL-20887a (09/19)	Page 1 of 1

ENDORSEMENT/RIDER

Effective date of
this endorsement/rider: December 1, 2022	FEDERAL INSURANCE COMPANY

Endorsement/Rider No. 1

To be attached to and
form a part of Policy No. 82484903

Issued to: GEORGE PUTNAM BALANCED FUND

COMPLIANCE WITH APPLICABLE TRADE SANCTION LAWS

It is agreed that this insurance does not apply to the extent that trade or economic sanctions or other similar laws or regulations prohibit the coverage provided by this insurance.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Policy shall remain unchanged.

14-02-9228 (2/2010)	Page 1

301 E. Fourth St., Cincinnati, OH 45202

Your Great American Insurance Policy®

Fidelity / Crime

0790FIC (01/20) © 2020 Great American Insurance Company

800-545-4269
GAIG.com

R * B0 * 12/07/2022 * XSC 5544744 19 00	Great American Insurance Company
087357

IMPORTANT NOTICE
FIDELITY CRIME DIVISION CLAIMS

Should this account have a potential claim situation, please contact:

Fidelity & Crime Claims Department
Great American Insurance Group
Five Waterside Crossing
Windsor, CT 06095

(860) 298-7330
(860) 688-8188 fax

CrimeClaims@gaig.com

SDM-683 (Ed. 08/14)

R * B0 * 12/07/2022 * XSC 5544744 19 00	Great American Insurance Company
087357
FXS 1101 (Ed. 05 14)

FINANCIAL INSTITUTION EXCESS FOLLOW FORM CERTIFICATE

GREAT AMERICAN INSURANCE COMPANY
(herein called UNDERWRITER)

Bond No.:	XSC 5544744 19 00

Named Insured:	George Putnam Balanced Fund (and as named in the Primary Layer's "Named Insured Rider")

(herein called Insured)

Address:	100 Federal Street
Boston, MA 02110

The UNDERWRITER, in consideration of an agreed premium, and in reliance upon the statements and information furnished to the UNDERWRITER by the INSURED, and subject to the terms and conditions of the underlying coverage scheduled in Item 3. below, as excess and not contributing insurance, agrees to pay the INSURED for loss which:

(a)	Would have been paid under the Underlying but for the fact that such loss exceeds the limit of liability of the
Underlying Carrier(s) listed in Item 3., and

(b)	for which the Underlying Carrier(s) has (have) made payment, and the Insured has collected, the full amount of the expressed limit of the Underlying Carrier's(s) liability.

Item 1.	Bond Period: from 12:01 a.m. on	12/01/2022	to 12:01 a.m. on	12/01/2023
		(inception)		(expiration)

Item 2.	Single Loss Limit of Liability at Inception: $ 10,000,000

Coverage(s) Provided:

Investment Company Blanket Bond Insuring Agreements A, C-G with (H) -Stop Payment, (I) - Uncollectible
Items of Deposit, (J) - Computer Systems, (K) Unauthorized Signatures, (L) Automated Phone Systems,
Voice Initiated Transfer Fraud, Telefacsimile Transfer Fraud, Destruction of Data or Programs by Hacker,
Destruction of Data or Programs by Virus and excess of the underlying $20,000,000 each and every loss limit of liability and a $150,000 deductible.

Item 3.	Underlying Coverage Schedule:

	A)	Company:	National Union Fire Insurance Company of Pittsburgh, PA

		Single Loss Limit:	$ 10,000,000

		Deductible Amount:	$ 150,000

		Bond Number:	01-840-69-60

		Bond Period:	from 12:01 a.m. on 12/01/2022 to 12:01 a.m. on 12/01/2023

FXS 1101 (Ed. 05/14)	(Page 1 of 2)

R * B0 * 12/07/2022 * XSC 5544744 19 00	Great American Insurance Company
087357

B)	Company:	Federal Insurance Company

	Single Loss Limit:	$ 10,000,000

	Attachment Point:	$ 10,000,000

	Bond Number:	82484903

	Bond Period:	from 12:01 a.m. on 12/01/2022 to 12:01 a.m. on 12/01/2023

Item 4.	Coverage provided by this Bond is subject to the following attached Rider(s): No. 1 - Exclude All
Sub-Limited Coverage(s)

Item 5.	By acceptance of this Bond, you give us notice canceling prior Bond No. XSC 5544744 18, the cancellation to be effective at the same time this Bond become effective.

FXS 1101 (Ed. 05/14)	(Page 2 of 2)

R * B0 * 12/07/2022 * XSC 5544744 19 00	Great American Insurance Company
087357
FXS 11 02 (Ed. 05 14)

RIDER NO. 1

EXCLUDE ALL SUB-LIMITED COVERAGE(S)

To be attached to and form part of Financial Institution Excess Follow Form Certificate

Bond No.: XSC 5544744 19 00

In favor of: George Putnam Balanced Fund (and as named in the Primary Layer's "Named Insured Rider")

It is agreed that:

1. Coverage provided by this Bond shall not respond as excess over any sub-limited coverage(s) that are part of the Underlying Bond(s).

2. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions,provisions, agreements or limitations of the above mentioned Bond other than as stated herein.

3. This Rider shall become effective as of 12:01 a.m. on 12/01/2022 standard time.

FXS 11 02 (Ed. 05/14)	(Page 1 of 1 )

R * B0 * 12/07/2022 * XSC 5544744 19 00	Great American Insurance Company
087357
FI 73 41 (Ed. 04/17)

In Witness Clause

In Witness Whereof, we have caused this Financial Institution Bond to be executed and attested, and, if required by state law, this Financial Institution Bond shall not be valid unless countersigned by our authorized representative.

Copyright Great American Insurance Co., 2009

FI 73 41 (Ed. 04/17)

Disclosure Statement

It is our pleasure to present the enclosed policy to you
for presentation to your customer.

INSTRUCTION TO AGENT OR BROKER:

WE REQUIRE THAT YOU TRANSMIT THE ATTACHED/ENCLOSED DISCLOSURE STATEMENT TO THE CUSTOMER
WITH THE POLICY.

Once again, thank you for your interest, and we look forward to meeting your needs and those of your customers.

U-GU-873-A CW (06/11)

Disclosure Statement

NOTICE OF DISCLOSURE FOR AGENT & BROKER COMPENSATION

If you want to learn more about the compensation Zurich pays agents and brokers visit:

http://www.zurichnaproducercompensation.com

or call the following toll-free number: (866) 903-1192.

This Notice is provided on behalf of Zurich American Insurance Company and its underwriting subsidiaries.

U-GU-874-A CW (06/11)

Important Notice – In Witness Clause

In return for the payment of premium, and subject to the terms of this policy, coverage is provided as stated in this policy.

IN WITNESS WHEREOF, this Company has executed and attested these presents and, where required by law, has caused this policy to be countersigned by its duly Authorized Representative(s).

QUESTIONS ABOUT YOUR INSURANCE? Your agent or broker is best equipped to provide information about your insurance. Should you require additional information or assistance in resolving a complaint, call or write to the following
(please have your policy or claim number ready):
Zurich in North America
Customer Inquiry Center
1299 Zurich Way
Schaumburg, Illinois 60196-1056
1-800-382-2150 (Business Hours: 8am - 4pm [CT])
Email: info.source@zurichna.com

U-GU-319-F (01/09)

Excess Select Crime Insurance Policy Declarations

Fidelity and Deposit Company of Maryland
1299 Zurich Way
Schaumburg, Illinois 60196-1056
(The “Underwriter”)

THIS POLICY FOLLOWS THE TERMS, CONDITIONS, AND LIMITATIONS OF THE FOLLOWED POLICY. DEFINED TERMS APPEAR IN BOLD AND HAVE THE MEANING SET FORTH IN THE POLICY. PLEASE READ THIS POLICY CAREFULLY.

Policy Number: FIB 5621383-0 3

Item 1.	Policyholder and Mailing Address:	GEORGE PUTNAM BALANCED FUND
100 Federal Street
Boston, MA 02110

Item 2.	Limit of Insurance:	$10,000,000 excess of $30,000,000

Item 3.	Underlying Insurance:

A.	Followed Policy:
Insurer	Policy Number	Limit of Insurance	Retention
National Union Fire Insurance	01-840-69-60	$10,000,000	$150,000
Company of Pittsburgh, Pa.

B. Other Policy(ies):
Insurer	Policy Number	Limit of Insurance	Attachment
Federal Insurance	82484903	$10,000,000	$10,000,000
Company
Great American Insurance	XSC 554-47-44-19-00	$10,000,000	$20,000,000
Company

Item 4.	Policy Period:	From: 12:01 A.M. on 12/01/2022 To: 12:01 A.M. on 12/01/2023

Policy incepts and expires at the local time at the address shown in Item 1.

Item 5.	Endorsements Effective at Inception:	See Attached Schedule of Forms and Endorsements

Item 6.	Notice to Underwriter:
	A.	Address for Notice of Claim or Potential Claim		B.	Address for All Other Notices
		Attn:	Zurich North America-MSG		Attn:	Northeast, MASE & West Region
			Claims			Underwriting
			P.O. Box 968041			Regional Manager
			Schaumburg, IL 60196-8041			4th World Trade Center
			Fax: 866-255-2962			150 Greenwich Street
			Email: msgclms@zurichna.com			New York, NY 10007
Email: NEsubmissions@zurichna.com

Item 7.	Premium:	$20,000

U-CRXS-D-100-A CW (05/16)

Form and Endorsement Schedule

Policy No.	Eff. Date of Pol.	Exp. Date of Pol.	Eff. Date of End.	Add’l Prem.	Return Prem.
FIB 5621383-03	12/01/2022	12/01/2023	12/01/2022	----	----

Policyholder: G EORGE PUTNAM BALANCED FUND

Form Name	Form Number	Edition	Endorsement
		Date	No.
Disclosure Statement	U-GU-873-A CW	06/11
Notice Of Disclosure For Agent & Broker Compensation	U-GU-874-A CW	06/11
Important Notice – In Witness Clause	U-GU-319-F	01/09
Excess Select Crime Insurance Policy Declarations	U-CRXS-D-100-A CW	05/16
Excess Select Crime Insurance Policy	U-CRXS-100-A CW	05/16
Massachusetts Amendatory Endorsement	U-CRXS-150-A MA	05/16	01
Sanctions Exclusion Endorsement	U-GU-1191-A CW	03/15	02

U-CRXS-129-A CW (05/16)

Excess Select Crime Insurance Policy

In consideration of payment of the premium and in reliance upon the statements made and information furnished to the
Underwriter and to the Insurers of the Underlying Insurance, including the statements made in the application and its attachments and any material submitted therewith, all of which are made a part hereof, and subject to the Declarations, limitations, conditions, provisions, and other terms of this Policy (including any endorsements hereto), the Underwriter, the
Policyholder and the Insureds agree as follows:

I.	INSURING CLAUSE

The Underwriter shall provide the Insureds with insurance coverage during the Policy Period excess of the
Underlying Insurance. Coverage under this Policy shall attach only after:

	A.	all the Limit(s) of Insurance of the Underlying Insurance have been exhausted solely as a result of the actual payment of covered loss(es); or

	B.	the Insured and/or any other insurer(s), entity(ies), or individual(s) on behalf of the Insured has paid up to the full
Limits of Insurance for covered loss(es), and satisfied any applicable deductible or retention amount(s) of the
Underlying Insurance, if any Underlying Insurance fails to pay covered loss(es).

Coverage under this Policy shall apply in conformance with and subject to the limitations, conditions, provisions, and other terms of the Followed Policy. In no event shall coverage under this Policy be broader than coverage under any Underlying Insurance.

In the event of exhaustion of all the Limits of Insurance of the Underlying Insurance solely as a result of the payment of covered loss(es), this Policy shall continue in force as primary or governing insurance excess of the applicable deductible or retention amount(s) of the Underlying Insurance, which shall be applied to any subsequent covered loss as specified in the Followed Policy.

II.	DEFINITIONS

When used in this Policy, the terms below are defined as follows:

	A.	Insured, either singular or plural, means the Policyholder and those organizations designated as insureds under the Followed Policy.

	B.	Policyholder means the organization designated in Item 1. of the Declarations of this Policy.

	C.	Policy Period means the period of time specified in Item 4. of the Declarations of this Policy.

	D.	Followed Policy means the policy or bond, including any endorsements or riders, designated in Item 3.A. of the
Declarations of this Policy.

	E.	Underlying Insurance means all of the policy(ies) or bonds, including any endorsements or riders, designated in
Item 3. of the Declarations of this Policy.

III.	LIMIT OF INSURANCE

The amount set forth in Item 2. of the Declarations shall be the Underwriter’s maximum liability for any one loss under this Policy covered by the Underlying Insurance in effect during the Policy Period.

Any coverage under the Underlying Insurance that provides a Limit of Insurance that is less than the Limit of
Insurance stated in Item 3. of the Declarations for such Underlying Insurance (“Sublimit of Insurance”) shall not trigger coverage under this Policy upon exhaustion of the Sublimit of Insurance; provided, however, any actual payment of covered loss(es) made under any Underlying Insurance on account of any loss for which coverage is subject to a Sublimit of Insurance shall be recognized by the Underwriter as reducing the Limit(s) of Insurance designated in Item 3. of the Declarations.

IV.	CONDITIONS

	A.	Reporting and Notice – As a condition precedent to exercising any rights under this Policy, the Policyholder shall give the Underwriter written notice of any loss or of an occurrence which may become a loss and proof of loss

U-CRXS-100-A CW (05/16)

under this Policy or any Underlying Insurance in the same manner required by the terms and conditions of the
Followed Policy. Notwithstanding the foregoing, notice to the insurer(s) of any Underlying Insurance does not constitute notice to the Underwriter. Written notice of loss shall be provided to the Underwriter at the address set forth in Item 6.A. of the Declarations.

The Underwriter shall be given notice in writing to the address set forth in Item 6.B. of the Declarations as soon as practicable in the event of (i) termination of any Underlying Insurance, (ii) any additional or return premiums charged or allowed in connection with any Underlying Insurance, or (iii) any alteration of any provision of any
Underlying Insurance.

B.	Alteration – No change in, modification of, or assignment of interest under this Policy shall be effective except when made by endorsement to this Policy by an authorized representative of the Underwriter. To the extent any
Underlying Insurance is modified or altered, the Underwriter shall not recognize any new or modified coverage to which it has not consented to in writing.

C.	Maintenance of Underlying Insurance – As a condition precedent to coverage under this Policy, the
Policyholder agrees to maintain the Underlying Insurance during the Policy Period in full effect with solvent insurers. To the extent such Underlying Insurance is not maintained, then the Policyholder shall be deemed self-insured for the amount of the Limit(s) of Insurance of any such Underlying Insurance.

D.	Claim Participation – The Underwriter may, at its sole discretion, elect to participate in the investigation, defense or settlement of any claim covered by this Policy even if the Underlying Insurance has not been exhausted and the Insured shall give the Underwriter such information and cooperation as it may reasonably require.

E.	Subrogation/Recoveries – In the event of any payment under this Policy, the Underwriter shall be subrogated to all the Insured's rights of recovery against any person or organization to the extent of such payment, and the
Insured shall execute and deliver agreements, instruments and papers that are requested and do whatever is necessary to secure such rights.

Any amounts recovered after payment of loss hereunder shall be apportioned in the inverse order of payment by the Underwriter and the insurers of any Underlying Insurance to the extent of actual payments, the balance shall be paid to the Policyholder. The expenses of all such recovery proceedings shall be apportioned in the ratio of respective recoveries.

U-CRXS-100-A CW (05/16)

Endorsement # 01

Massachusetts Amendatory Endorsement

Policy No.	Eff. Date of Pol.	Exp. Date of Pol.	Eff. Date of End.	Add’l Prem.	Return Prem.
FIB 5621383-03	12/01/2022	12/01/2023	12/01/2022	----	----

Policyholder: GEORGE PUTNAM BALANCED FUND

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the:

    Excess Select Crime Insurance Policy

It is agreed that:

For purposes of this endorsement, all terms in bold below shall have the meaning provided in the Declarations and Policy.

The following section is added to the Policy:

V.	POLICY TERMINATION, NONRENEWAL AND CONDITIONAL RENEWAL

	A.	Cancellation

		1.	This Policy may be canceled by the Policyholder by surrender thereof to the Underwriter or any of its authorized representatives, or by mailing to the Underwriter written notice stating when, thereafter, cancellation shall be effective.

		2.	The Underwriter may cancel this Policy only for nonpayment of premium. In such event, the Underwriter shall mail written notice of cancellation for nonpayment of premium to the Policyholder. Such notice shall state the effective date of cancellation, which shall not be less than ten (10) days after mailing such notice.

		3.	In the event of cancellation, the Underwriter shall refund the unearned premium computed pro rata.

	B.	Conditional Renewal

If the Underwriter offers to renew this Policy with different terms, the Underwriter shall send written notice of such conditional renewal prior to expiration indicating the elimination, reduction or change in policy coverage, conditions or definitions

All other terms, conditions, provisions and exclusions of this Policy remain the same.

U-CRXS-150-A MA (05/16)

Endorsement #02

Sanctions Exclusion Endorsement

Policy No.	Eff. Date of Pol.	Exp. Date of Pol.	Eff. Date of End.	Add’l Prem.	Return Prem.
FIB 5621383-03	12/01/2022	12/01/2023	12/01/2022	----	----

Policyholder: GEORGE PUTNAM BALANCED FUND

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the:

Excess Select Crime Insurance Policy

It is agreed that:

The following exclusion is added to the policy to which it is attached and supersedes any existing sanctions language in the policy, whether included in an Exclusion Section or otherwise:

SANCTIONS EXCLUSION

Notwithstanding any other terms under this policy, we shall not provide coverage nor will we make any payments or provide any service or benefit to any insured, beneficiary, or third party who may have any rights under this policy to the extent that such cover, payment, service, benefit, or any business or activity of the insured would violate any applicable trade or economic sanctions law or regulation.

The term policy may be comprised of common policy terms and conditions, the declarations, notices, schedule, coverage parts, insuring agreement, application, enrollment form, and endorsements or riders, if any, for each coverage provided. Policy may also be referred to as contract or agreement.

We may be referred to as insurer, underwriter, we, us, and our, or as otherwise defined in the policy, and shall mean the company providing the coverage.

Insured may be referred to as policyholder, named insured, covered person, additional insured or claimant, or as otherwise defined in the policy, and shall mean the party, person or entity having defined rights under the policy.

These definitions may be found in various parts of the policy and any applicable riders or endorsements.

ALL OTHER TERMS AND CONDITIONS OF THE POLICY SHALL APPLY AND REMAIN UNCHANGED.

U-GU-1191-A CW (03/15)

Includes copyrighted material of Insurance Services Office, Inc. with its permission.
Includes copyrighted material of Surety & Fidelity Association of America, with its permission.

February 8, 2023

GEORGE PUTNAM BALANCED FUND
100 FEDERAL STREET
BOSTON, MA 02109

Re: Important Information about Claims Information Line

Dear GEORGE PUTNAM BALANCED FUND

Travelers Bond & Specialty Insurance is pleased to announce its 1-800-842-8496 Claims Information Line. This line is designed to provide insureds with an additional resource on how to report claims or those circumstances or events which may become claims.

Policyholders will be able to obtain assistance on the following topics from the Claims Information Line:

  The information that needs to be included with the claim notice
  The address, electronic mail address and/or facsimile number to which the policyholder can send claims related information
  Get questions on the claim process answered

The Declarations Page of your policy sets forth where you should report claims and claims related information. You should also review the policy's reporting requirements to be aware of how much time you have to report a claim to Travelers. The sooner Travelers is notified, the sooner we can become involved in the process and offer assistance to our policyholder. A delay in reporting may result in all or part of a matter to fall outside of the coverage provided.

The Claims Information Line should streamline the claim reporting process and allow policyholders to ask questions on what information is needed as well as other questions which will assist them in working with Travelers. While the Claims Information Line provides policyholders a valuable resource by answering questions and providing information, the line does not replace the reporting requirements contained in the Policy.

We hope this improvement to customer service is something our policyholders will find helps them understand the claim process and provides them a resource for reporting.

LTR-4035 Ed. 06-09	Page 1 of 1
© 2009 The Travelers Indemnity Company. All rights reserved.

This notice provides no coverage, nor does it change
any policy terms. To determine the scope of coverage
and the insured’s rights and duties under the policy,
read the entire policy carefully. For more information
about the content of this notice, the insured should
contact their agent or broker. If there is any conflict
between the policy and this notice, the terms of the	Independent Agent And Broker
policy prevail.	Compensation Notice

For information on how Travelers compensates independent agents, brokers, or other insurance producers, please visit this website: www.travelers.com/w3c/legal/Producer_Compensation_Disclosure.html.

Or write or call:

Travelers, Agency Compensation
P.O. Box 2950
Hartford, Connecticut 06104-2950

(866) 904.8348

NTC-19036 Rev. 01-19	Page 1 of 1
© 2019 The Travelers Indemnity Company. All rights reserved.

Excess Bond Coverage
Declarations
POLICY NO.	106620161

Travelers Casualty and Surety Company of America

Hartford, Connecticut

(A Stock Insurance Company, herein called the Company)

ITEM 1	THE COMPANY ISSUES THIS EXCESS BOND COVERAGE TO:

NAMED INSURED:
GEORGE PUTNAM BALANCED FUND

Principal Address:
100 FEDERAL STREET
BOSTON, MA 02109

(herein called Insured).

ITEM 2	EXCESS BOND COVERAGE PERIOD:

The Excess Bond Coverage Period shall be effective at:

	Inception Date: December 01, 2022		Expiration Date: December 01, 2023
12:01 A.M on standard time both dates at the Principal Address stated in ITEM 1, subject to SECTION 5.
EXCESS BOND COVERAGE PERIOD of the TERMS, CONDITIONS AND LIMITATIONS of this Excess
Bond Coverage.

ITEM 3	ALL NOTICES OF CLAIM OR LOSS MUST BE SENT TO THE COMPANY BY EMAIL, FACSIMILE, OR
MAIL AS SET FORTH BELOW:

Email: BSIclaims@travelers.com

Fax: 1-888-460-6622

	Mail:	Travelers Bond & Specialty Insurance Claim
P.O. Box 2989
Hartford, CT 06104-2989

	Overnight Mail:	Travelers Bond & Specialty Insurance Claim
One Tower Square, S202A
Hartford, CT 06183

For questions related to claim reporting or handling, please call 1-800-842-8496.

ITEM 4	LIMIT OF INSURANCE:

	A.	SINGLE LOSS LIMIT OF INSURANCE:	$10,000,000

	B.	AGGREGATE LIMIT OF INSURANCE:	Not Applicable

XSB-2001 Ed. 01-12	Page 1 of 3
© 2012 The Travelers Indemnity Company. All rights reserved.

ITEM 5	SCHEDULE OF UNDERLYING INSURANCE:

			Single Loss
	Bond or Policy	Bond or Policy	Limit of	Aggregate Limit	Single Loss
	Number	Period	Insurance	of Insurance	Deductible

A. Issuer of Primary Bond or Policy

National Union
Fire Insurance	01-840-69-60	12/01/2022 to	$10,000,000	N/A	$150,000
Company of		12/01/2023
Pittsburgh, Pa

B. Other Underlying Insurers

Federal Insurance		12/01/2022 to
Company	82484903	12/01/2023	$10,000,000	N/A	N/A
Great American	XSC	12/01/2022 to
Insurance	554-47-44-19-00	12/01/2023	$10,000,000	N/A	N/A
Company
Fidelity and		12/01/2022 to
Deposit Company	FIB 5621383-03	12/01/2023	$10,000,000	N/A	N/A
of Maryland

C.	TOTAL AMOUNT OF UNDERLYING SINGLE LOSS LIMIT OF INSURANCE:

The total amount of Underlying Single Loss Limit of Insurance is $40,000,000 plus any Single Loss Deductible under the Bond or Policy identified in ITEM 5 A. of the Declarations of this Excess Bond Coverage

D.	TOTAL AMOUNT OF UNDERLYING AGGREGATE LIMIT OF INSURANCE EACH EXCESS BOND
COVERAGE PERIOD:

The total amount of Underlying Aggregate Limit of Insurance each Excess Bond Coverage Period is Not
Applicable plus any Single Loss Deductible under the Bond or Policy identified in ITEM 5 A. of the
Declarations of this Excess Bond Coverage

ITEM 6	SUBJECT TO THE DECLARATIONS, INSURING AGREEMENT, TERMS, CONDITIONS AND
LIMITATIONS, AND ENDORSEMENTS OF THIS EXCESS BOND COVERAGE AND AS EXCEPTED
BELOW, THIS EXCESS BOND COVERAGE FOLLOWS THE FORM OF:

	Insurer's Name:	National Union Fire Insurance Company of Pittsburg
	Bond or Policy Number:	01-840-69-60
	Policy Period:	From: December 01, 2022	To:	December 01, 2023
Except as provided below:

None

ITEM 7	PREVIOUS BONDS OR POLICIES:

The Insured, by acceptance of this Excess Bond Coverage, gives notice to the Company canceling or terminating prior bond or policy numbers:

Not Applicable

such cancellation or termination to be effective as of the time this bond becomes effective.

ITEM 8	FORMS AND ENDORSEMENTS ATTACHED AT ISSUANCE:

XSB-2001 Ed. 01-12	Page 2 of 3
© 2012 The Travelers Indemnity Company. All rights reserved.

XSB-3001-0112; XSB-19001-0315

PRODUCER INFORMATION:
WTW NORTHEAST INC
75 ARLINGTON ST FL 10
BOSTON, MA 02116

Countersigned By

IN WITNESS WHEREOF, the Company has caused this policy/bond to be signed by its authorized officers.

XSB-2001 Ed. 01-12	Page 3 of 3
© 2012 The Travelers Indemnity Company. All rights reserved.

Excess Bond Coverage

INSURING AGREEMENT

IN CONSIDERATION of the payment of an agreed premium, and in reliance upon completeness and accuracy of the statements and disclosures made to the Company and any issuer of Underlying Insurance by application, including all attachments, subject to the Declarations, Insuring Agreements, Terms, Conditions And Limitations, and Endorsements of
this Excess Bond Coverage, this Excess Bond Coverage is subject to the same Insuring Agreements, Terms, Conditions
And Limitations, and Endorsements as provided by the Bond or Policy identified in ITEM 6 of the Declarations of this
Excess Bond Coverage. In no event shall this Excess Bond Coverage provide broader coverage than would be provided by the most restrictive Underlying Insurance.

This Excess Bond Coverage is not subject to the same premium or the Limit of Insurance of the Bond or Policy identified in ITEM 6 of the Declarations.

TERMS, CONDITIONS AND LIMITATIONS

SECTION 1.	UNDERLYING COVERAGE

A.	The Insured(s) shall notify the Company in writing, as soon as practicable, of a failure to maintain in full force and effect, without alteration, the coverage and provisions of the Bond(s) or Policy(ies)
identified in ITEM 5 A. and B. of the Declarations.

B.	In the event there is no recovery available to the Insured as a result of the insolvency of any
Underlying Insurer or the Insured’s failure to comply with the maintenance of any Underlying
Insurance, the coverage hereunder shall apply as excess of the amount of all Underlying
Insurance plus the amount of any applicable deductible to the same extent as if the Underlying
Insurance were maintained in full force and effect.

C.	If the coverage and provisions of the Bond or Policy identified in ITEM 6 of the Declarations are altered, the Insured shall, as soon as practicable, give the Company written notice of such alteration(s); and upon receipt of written consent to such alteration(s) from the Company, the
Insured shall pay any additional premium required by the Company. This Excess Bond Coverage shall not follow the form of any alteration(s) to the Bond or Policy identified in ITEM 6 of the
Declarations unless such written notice thereof is given by the Insured(s) to the Company, the
Company gives written consent to such alteration(s) and the Insured(s) pay(s) any additional premium required by the Company.

D.	Except as provided in Section 2. Limit Of Insurance, D. and E. below, in no event shall the
Company be liable to pay loss under this Excess Bond Coverage until the total amount of the
Underlying Single Loss Limit of Insurance as stated in ITEM 5 C. of the Declarations has been exhausted solely by reason of the payment of loss by the Underlying Insurer(s) as covered loss under the applicable Underlying Insurance.

E.	Any claim, loss or coverage that is subject to a Sublimit in any Underlying Insurance shall not be considered covered loss under this Excess Bond Coverage, but shall, for purposes of this Excess
Bond Coverage, reduce or exhaust the Underlying Limit of Insurance to the extent such payment reduces or exhausts the aggregate limit(s) of insurance of such Underlying Insurance.

SECTION 2.	LIMIT OF INSURANCE

A.	Payment by the Company of loss covered under this Excess Bond Coverage shall reduce the
Aggregate Limit of Insurance of this Excess Bond Coverage set forth in ITEM 4 B. of the
Declarations. In the event of exhaustion of the Aggregate Limit of Insurance of this Excess Bond
Coverage set forth in ITEM 4 B. of the Declarations, the Company shall be relieved of all further liability under this Excess Bond Coverage.

XSB-3001 Ed. 01-12	Page 1 of 3
© 2012 The Travelers Indemnity Company. All rights reserved.

B.	The Company’s maximum liability for a Single Loss covered under this Excess Bond Coverage shall not exceed the amount of the Single Loss Limit of Insurance stated in ITEM 4 A. of the
Declarations. Also, the Company’s maximum liability for all loss(es) in the aggregate covered under this Excess Bond Coverage shall not exceed the amount of the Aggregate Limit of
Insurance stated in ITEM 4 B. of the Declarations, which shall be the maximum liability of the
Company in the Excess Bond Coverage Period stated in ITEM 2 of the Declarations.

C.	Except as provided in Section 2. Limit Of Insurance, D. and E. below, the Company shall only be liable to make payment for a Single Loss covered under this Excess Bond Coverage after the total amount of the Underlying Single Loss Limit of Insurance as stated in ITEM 5 C. of the
Declarations has been paid solely by reason of the payment of loss by the Underlying Insurer(s)
as covered loss under the applicable Underlying Insurance.

D.	In the event the total amount of the Underlying Aggregate Limit of Insurance as stated in ITEM 5
D. of the Declarations is reduced solely by reason of the payment of covered loss by any
Underlying Insurer to an amount less than the total amount of the Underlying Single Loss Limit of
Insurance as stated in ITEM 5 C. of the Declarations, this Excess Bond Coverage shall pay covered loss excess of the reduced total amount of Underlying Aggregate Limit of Insurance, but not to exceed the amount of the Single Loss Limit of Insurance stated in ITEM 4 A. of the
Declarations, and subject always to the remaining Aggregate Limit of Insurance of this Excess
Bond Coverage.

E.	In the event of exhaustion of the total amount of Underlying Aggregate Limit of Insurance as set forth in ITEM 5 D. of the Declarations, solely by reason of the payment of covered loss by the
Underlying Insurer(s), this Excess Bond Coverage shall continue in force as primary insurance, provided always that this policy shall only pay covered loss excess over any retention or deductible amount otherwise applicable under the Underlying Insurance scheduled in ITEM 5 A. of the Declarations, such amount not to exceed the Single Loss Limit of Insurance stated in ITEM 4
A. of the Declarations and subject always to the remaining Aggregate Limit of Insurance of this
Excess Bond Coverage.

SECTION 3.	JOINT INSUREDS

If two or more Insureds are covered under this Excess Bond Coverage, the first named Insured shall act for all
Insureds. Payment by the Company to the first named Insured or to any named Insured of loss covered under this
Excess Bond Coverage shall fully release the Company on account of such loss. The liability of the Company for loss(es) sustained by all Insureds shall not exceed the amount for which the Company would have been liable had all such loss(es) been sustained by one Insured.

SECTION 4.	NOTICE/PROOF OF LOSS – LEGAL PROCEEDINGS AGAINST COMPANY

A.	The Insured(s) shall, within the time and manner prescribed in the Bond or Policy identified in
ITEM 6 of the Declarations, give the Company notice of any loss of the kind covered by this
Excess Bond Coverage, whether or not the Company is liable therefor in whole or in part, and upon request of the Company, the Insured(s) shall file with the Company a written statement of such loss and a copy of all correspondence between the Insured(s) and any Insurer identified in
ITEM 5 A. and B. of the Declarations. Notice given to any Insurer identified in ITEM 5 A. and B. of the Declarations of this Excess Bond Coverage shall not constitute notice as required under
Section 4. Notice/Proof Of Loss – Legal Proceedings Against Company.

B.	The Insured(s) shall, within the time and manner prescribed in the Bond or Policy identified in
ITEM 6 of the Declarations, file with the Company a proof of loss for any loss of the kind covered by this Excess Bond Coverage, whether or not the Company is liable therefore in whole or in part, and upon request of the Company the Insured(s) shall furnish a copy of all documents provided to or made available to any Insurer identified in ITEM 5 A. and B. of the Declarations in support of any proof of loss filed with such Insurer. Filing of a proof of loss with any Insurer identified in
ITEM 5 A. and B. of the Declarations shall not constitute filing a proof of loss with the Company as required in Section 4. Notice/Proof Of Loss – Legal Proceedings Against Company.

XSB-3001 Ed. 01-12	Page 2 of 3
© 2012 The Travelers Indemnity Company. All rights reserved.

C.	Legal proceedings against the Company shall be commenced within the time prescribed in the
Bond or Policy identified in ITEM 6 of the Declarations and only after complying with all the Terms,
Conditions And Limitations of this Excess Bond Coverage.

D.	Notice and proof of loss under this Excess Bond Coverage shall be given as set forth in ITEM 3 of the Declarations.

SECTION 5.	EXCESS BOND COVERAGE PERIOD

A.	The term Excess Bond Coverage Period as used in this Excess Bond Coverage shall mean the lesser of the period stated in ITEM 2 of the Declarations or the time between the effective date and the termination date of this Excess Bond Coverage.

B.	The Aggregate Limit of Insurance set forth in ITEM. 4 B. of the Declarations shall not be cumulated regardless of the number of Excess Bond Coverage Periods this Excess Bond
Coverage has been in force; the number of renewals of this Excess Bond Coverage by the
Company; any extensions of the Excess Bond Coverage Period of this Excess Bond Coverage by the Company; the number of and amount of premiums paid by the Insured, or the number of
Excess Bond Coverage Periods of this Excess Bond Coverage in which the acts giving rise to a loss(es) were committed or occurred.

SECTION 6.	SINGLE LOSS DEFINED

As used herein, Single Loss shall be defined as that term, or any similar term, as defined in the Bond or Policy identified in ITEM 6 of the Declarations.

SECTION 7.	CANCELLATION OF THIS EXCESS BOND COVERAGE BY THE COMPANY OR THE
INSURED

This Excess Bond Coverage terminates as an entirety upon occurrence of any of the following:

A.	after the receipt by the Insured of a written notice from the Company of its desire to cancel this
Excess Bond Coverage in accordance with the conditions and limitations of any Bond or Policy identified in ITEM 5 A. and B. of the Declarations,

B.	immediately upon the receipt by the Company of a written notice from the Insured of its desire to cancel this Excess Bond Coverage, or

C.	immediately upon cancellation, termination or nonrenewal of the Underlying Bond or Policy identified in ITEM 6 of the Declarations, whether by the Insured or the underwriter.

XSB-3001 Ed. 01-12	Page 3 of 3
© 2012 The Travelers Indemnity Company. All rights reserved.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

GLOBAL COVERAGE COMPLIANCE ENDORSEMENT

This endorsement changes the following:

Excess Bond

It is agreed that:

The following sections are added to TERMS, CONDITIONS AND LIMITATIONS:

UNLICENSED INSURANCE

A.	This Excess Bond Coverage does not apply to loss sustained by an Insured domiciled in any country or jurisdiction in which the Company is not licensed to provide this insurance, to the extent that providing this insurance would violate the laws or regulations of such country or jurisdiction.

B.	In the event an Insured sustains loss referenced in A. above to which this Excess Bond Coverage would have applied, the Company will reimburse the first named Insured for its loss, on account of its Financial
Interest in such Insured. As a condition precedent to such reimbursement, or exercising rights under this
Excess Bond Coverage, the first named Insured will cause such Insured to comply with the conditions of this Excess Bond Coverage.

C.	The term Financial Interest as used in this Excess Bond Coverage shall mean the insurable interest of the first name Insured in an Insured that is domiciled in a country or jurisdiction in which the Company is not licensed to provide this insurance, as a result of the first named Insured’s:

	1.	ownership of the majority of the outstanding securities or voting rights of the Insured representing the present right to elect, appoint, or exercise a majority control over such Insured’s board of directors, board of trustees, board of managers, natural person general partner, or functional foreign equivalent;

	2.	indemnification of, or representation that it has an obligation to indemnify, the Insured for loss sustained by such Insured; or

	3.	election or obligation to obtain insurance for such Insured.

SANCTIONS

This Excess Bond Coverage will provide coverage, or otherwise will provide any benefit, only to the extent that providing such coverage or benefit does not expose the Company or any of its affiliated or parent companies to any trade or economic sanction under any law or regulation of the United States of America or any other applicable trade or economic sanction, prohibition or restriction.

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, exclusions or limitations of the above-mentioned policy, except as expressly stated herein. This endorsement is part of such policy and incorporated therein.

Issuing Company: Travelers Casualty and Surety Company of America
Policy Number: 106620161
XSB-19001 Ed. 03-15	Page 1 of 1
© 2015 The Travelers Indemnity Company. All rights reserved.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

BOND CHANGES ENDORSEMENT

This endorsement changes the following:

Excess Bond Coverage

It is agreed that:

1.	As of the Effective Date of this endorsement, the Declarations is amended as indicated below by ☒:

☒	ITEM 1:

	☐	NAMED INSURED:

	☒	Principal Address:

100 FEDERAL STREET
BOSTON, MA 02110

(herein called Insured).

☐	ITEM 2:

EXCESS BOND COVERAGE PERIOD:

The Excess Bond Coverage Period shall be effective at:

	Inception Date:	Expiration Date:

12:01 A.M on standard time both dates at the Principal Address stated in ITEM 1, subject to SECTION 5. EXCESS
BOND COVERAGE PERIOD of the TERMS, CONDITIONS AND LIMITATIONS of this Excess Bond Coverage.

☐	ITEM 4:

LIMIT OF INSURANCE:

	☐ A.	SINGLE LOSS LIMIT OF INSURANCE:

	☐ B.	AGGREGATE LIMIT OF INSURANCE:

Issuing Company: Travelers Casualty and Surety Company of America	Effective Date: March 06, 2023
Policy Number: 106620161
XSB-7001 Ed. 01-12	Page 1 of 3
© 2012 The Travelers Indemnity Company. All rights reserved.

☐	ITEM 5:

SCHEDULE OF UNDERLYING INSURANCE:

Bond or Policy	Bond or Policy	Single Loss	Aggregate Limit	Single Loss
Number	Period	Limit of	of Insurance	Deductible
Insurance

A. Issuer of Primary Bond or Policy

B. Other Underlying Insurers

C.	TOTAL AMOUNT OF UNDERLYING SINGLE LOSS LIMIT OF INSURANCE:

The total amount of Underlying Single Loss Limit of Insurance is plus any Single Loss Deductible under the Bond or Policy identified in ITEM 5 A. of the Declarations of this Excess Bond Coverage

D.	TOTAL AMOUNT OF UNDERLYING AGGREGATE LIMIT OF INSURANCE EACH EXCESS BOND
COVERAGE PERIOD:

The total amount of Underlying Aggregate Limit of Insurance each Excess Bond Coverage Period is plus any
Single Loss Deductible under the Bond or Policy identified in ITEM 5 A. of the Declarations of this Excess Bond
Coverage

☐	ITEM 6:

SUBJECT TO THE DECLARATIONS, INSURING AGREEMENT, TERMS, CONDITIONS AND LIMITATIONS,
AND ENDORSEMENTS OF THIS EXCESS BOND COVERAGE AND AS EXCEPTED BELOW, THIS EXCESS
BOND COVERAGE FOLLOWS THE FORM OF:

Insurer's Name:

Bond or Policy Number:

	Policy Period:	From:	To:

Except as provided below:

☐	ITEM 7:

PREVIOUS BONDS OR POLICIES:

The Insured, by acceptance of this Excess Bond Coverage, gives notice to the Company canceling or terminating prior bond or policy numbers:

such cancellation or termination to be effective as of the time this bond becomes effective.

2.	As of the Effective Date of this endorsement, this policy is amended as indicated below by ☒:

XSB-7001 Ed. 01-12	Page 2 of 3
© 2012 The Travelers Indemnity Company. All rights reserved.

☐	Forms and endorsements added:

☐	Forms and endorsements deleted:

☐	Forms and endorsements amended:

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, exclusions or limitations of the above-mentioned policy, except as expressly stated herein. This endorsement is part of such policy and incorporated therein.
XSB-7001 Ed. 01-12	Page 3 of 3
© 2012 The Travelers Indemnity Company. All rights reserved.

Berkley Crime

a division of Berkley Financial Specialists

| a Berkley Company

EXPERTS FOCUSED ON YOUR PROTECTION. WE DELIVER.

http://

March 8, 2023
Timothy Sullivan
Willis Towers Watson Northeast Inc
800 Boylston St, Suite 600
Boston, MA 02199

Re:	George Putnam Balanced Fund
Policy # BFIV-45002086-27

Dear Timothy,

Thank you for insuring your account with Berkley Crime. Attached please find a copy of the policy for the above referenced account. In the event of loss, please contact:

Ms. Megan Manogue
Vice President, Chief Claims Officer
901 Dulaney Valley Road, Suite 708
Towson, Maryland 21204
Phone (toll free): (866) 539-3995, Option 3
Fax (toll free): (866) 915-7879
E-Mail: claims@berkleycrime.com

Please feel free to contact me with any additional questions.

757 Third Avenue, 10th Floor, New York, NY 10017 PH. 844.44.CRIME

Administrative Office:	Issuing Office:
475 Steamboat Road	29 South Main Street, Suite 308
Greenwich, CT 06830	West Hartford, CT 06107

INVESTMENT COMPANY EXCESS FOLLOW FORM CERTIFICATE

POLICY NUMBER	BFIV-45002086-27	PRIOR POLICY NUMBER	BFIV-45002086-26
NAMED INSURED	George Putnam Balanced Fund

MAILING ADDRESS	100 Federal St
Boston, MA 02110

POLICY PERIOD	12/01/2022 to 12/01/2023
(12:01 A.M. at your Mailing Address shown above)

TERMS AND CONDITIONS:
In consideration of the premium charged and in reliance upon the statements and information furnished to the COMPANY by the Insured and subject to the terms and conditions of the UNDERLYING COVERAGE scheduled below, the COMPANY agrees to pay the Insured, as excess and not contributing insurance, for loss which:
a)	would have been paid by the underlying Carrier(s) in the UNDERLYING COVERAGE scheduled below but for the fact that such loss exceeds the Limit of Liability of the underlying Carrier(s), and
b)	for which the underlying Carrier(s) has made monetary payment and the Insured has collected the full monetary amount of the underlying Carrier’s expressed Limit of Liability.
This policy does not provide coverage in excess of any sub-limited coverage in the underlying policy which is below the underlying Carrier’s expressed Limit of Liability in the UNDERLYING COVERAGE scheduled below.

LEAD CARRIER FOR LAYER:	Berkley Regional Insurance Company
LIMIT OF LIABILITY:	$10,000,000 excess of $50,000,000 plus deductible
AGGREGATE LIMIT:

UNDERLYING COVERAGE:
Carrier:	National Union Fire Insurance Company of Pittsburgh, PA
Limit of Liability:	$10,000,000
Deductible:	$150,000
Policy Number:	01-840-69-60
Policy Period:	12/01/2022 to 12/01/2023

Carrier:	Federal Insurance Company
Limit of Liability:	$10,000,000 excess of $10,000,000 plus deductible
Policy Number:	82484903
Policy Period:	12/01/2022 to 12/01/2023

Carrier:	Great American Insurance Company
Limit of Liability:	$10,000,000 excess of $20,000,000 plus deductible
Policy Number:	XSC 554-47-44-19-00
Policy Period:	12/01/2022 to 12/01/2023

BCR CGI XS 01 15	Page 1 of 2

Carrier:	Zurich American Insurance Company
Limit of Liability:	$10,000,000 excess of $30,000,000 plus deductible
Policy Number:	FIB 5621383-03
Policy Period:	12/01/2022 to 12/01/2023

Carrier:	Travelers Casualty and Surety Company of America
Limit of Liability:	$10,000,000 excess of $40,000,000 plus deductible
Policy Number:	106620161
Policy Period:	12/01/2022 to 12/01/2023

Forms and Endorsements Forming Part of this Policy When Issued:
Form Number and
Edition Date	Description of Form or Endorsement:
BCR WDC 01 01 15	Berkley Crime We Deliver Cover Page
BCR COV 01 08 18	Berkley Crime Cover Letter
BCR CGI XS 01 15	Excess Follow Form Certificate
BAP 90 00 11 13	Forms Index
IL P 001 01 04	U.S. Treasury Department's Office of Foreign Assets Control ("OFAC") Advisory Notice to Policyholders
IL 83 19 08 15	Office Of Foreign Assets Control (OFAC) Exclusion Endorsement
BCR WDB 01 01 15	Berkley Crime We Deliver Back Page

Cancellation of Prior Insurance Issued by Us:
By acceptance of this Policy you give us notice canceling prior policy Numbers: BFIV-45002086-26 the cancellation to be effective at the time this Policy becomes effective.

IN WITNESS WHEREOF, Berkley Regional Insurance Company designated herein has executed and attested these presents.

BCR CGI XS 01 15	Page 2 of 2

POLICY NUMBER: BFIV-45002086-27	BAP 90 00 11 13
NAMED INSURED: George Putnam Balanced Fund	ENDORSEMENT #: 1
EFFECTIVE DATE: 12/01/2022	EXPIRATION DATE: 12/01/2023
DATE OF ISSUANCE: 03/08/2023

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

FORMS INDEX

Forms and Endorsements Forming Part of this Policy When Issued:
Form Number and	Description of Form or Endorsement:
Edition Date
BCR WDC 01 01 15	Berkley Crime We Deliver Cover Page
BCR COV 01 08 18	Berkley Crime Cover Letter
BCR CGI XS 01 15	Excess Follow Form Certificate
BAP 90 00 11 13	Forms Index
IL P 001 01 04	U.S. Treasury Department's Office of Foreign Assets Control ("OFAC") Advisory Notice to Policyholders
IL 83 19 08 15	Office Of Foreign Assets Control (OFAC) Exclusion Endorsement
BCR WDB 01 01 15	Berkley Crime We Deliver Back Page

All other terms, conditions, limitations and exclusions remain unchanged.

BAP 90 00 11 13	Page 1 of 1	☐

IL P 001 01 04

U.S. TREASURY DEPARTMENT'S OFFICE OF FOREIGN
ASSETS CONTROL ("OFAC")
ADVISORY NOTICE TO POLICYHOLDERS

No coverage is provided by this Policyholder Notice nor can it be construed to replace any provisions of your policy. You should read your policy and review your Declarations page for complete information on the coverages you are provided.

This Notice provides information concerning possible impact on your insurance coverage due to directives issued by OFAC. Please read this Notice carefully.

The Office of Foreign Assets Control (OFAC) administers and enforces sanctions policy, based on Presidential declarations of "national emergency". OFAC has identified and listed numerous:

  Foreign agents;
  Front organizations;
  Terrorists;
  Terrorist organizations; and
  Narcotics traffickers;

as "Specially Designated Nationals and Blocked Persons". This list can be located on the United States Treasury's web site – http//www.treas.gov/ofac.

In accordance with OFAC regulations, if it is determined that you or any other insured, or any person or entity claiming the benefits of this insurance has violated U.S. sanctions law or is a Specially Designated National and Blocked Person, as identified by OFAC, this insurance will be considered a blocked or frozen contract and all provisions of this insurance are immediately subject to OFAC. When an insurance policy is considered to be such a blocked or frozen contract, no payments nor premium refunds may be made without authorization from OFAC. Other limitations on the premiums and payments also apply.

IL P 001 01 04	© ISO Properties, Inc., 2004	Page 1 of 1

INTERLINE
IL 83 19 08 15

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ CAREFULLY

OFFICE OF FOREIGN ASSET CONTROL (OFAC)
EXCLUSION ENDORSEMENT

No insurer shall be deemed to provide cover and no insurer shall be liable to pay any claim or provide any benefit hereunder to the extent that the provision of such cover, payment of such claim or provision of such benefit would expose that insurer to any sanction, prohibition or restriction under United Nations resolutions or the trade or economic sanctions laws or regulations of the European Union, United Kingdom or the United States.

IL 83 19 08 15	Page 1 of 1

Berkley Crime

a division of Berkley Financial Specialists

| a Berkley Company

Berkley Crime
433 South Main Street, Suite 200 | West Hartford, CT 06110 | 844.44.CRIME
Berkleycrime.com

Exhibit 2

Resolutions adopted by the Board of Trustees of the Putnam Funds on November 18, 2022

VOTED:	That the action of each Fund in joining the other Funds, the Putnam ETFs, Putnam
Investments, LLC, Putnam Investment Management, LLC, Putnam Investments
Limited, Putnam Retail Management Limited Partnership, The Putnam Advisory
Company, LLC, Putnam Investor Services, Inc., and Putnam Fiduciary Trust
Company, LLC in a joint Registered Management Investment Company fidelity bond (the “Fidelity Bond”) covering larceny and embezzlement and certain other acts in the total amount of $60 million, is approved, with 85% of the premium of approximately $211,879 for the Fidelity Bond allocated to the Funds and the
Putnam ETFs, it being the understanding of each Fund that the cost of the Fidelity
Bond to the Fund will be the Fund’s ratable share (as of November 30, 2022) of the premium for the Fidelity Bond based on the net asset value of the Fund and the other Funds and Putnam ETFs that are parties to the Fidelity Bond, with an assumed minimum asset level of $50 million per ETF for any ETF with less than $50 million in net assets as of November 30, 2022.

VOTED:	That each Fund’s entry into the agreement dated as of April 23, 2021 with the other parties to the Fidelity Bond authorized pursuant to the immediately preceding vote, stating that in the event recovery is received under the Fidelity Bond as a result of a loss sustained by the Fund and one or more other named insureds, the Fund shall receive an equitable and proportionate share of the recovery, which is at least equal to the amount it would have received had it provided and maintained a single insured bond with the minimum coverage required under Rule 17g-1(d)(1) under the 1940 Act, is hereby ratified.

VOTED:	To approve specifically the form and amount of the Fidelity Bond referred to in the preceding votes, after consideration of all relevant factors, including but not limited to, the value of each Fund’s aggregate assets to which persons covered by the
Fidelity Bond may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, and the nature of the securities in each
Fund’s portfolio.

VOTED:	To approve the portion of the premium to be paid by each Fund on the Fidelity
Bond, after consideration of all relevant factors, including, but not limited to, the number of the other parties named as insureds, the nature of the business activities of such other parties, the amount of the Fidelity Bond, the amount of the premium of such bond, the ratable allocation of the premium among all parties named as insureds, and the extent to which the share of the premium allocated to the Fund is less than the premium the Fund would have had to pay if it had provided and maintained a single insured bond.

VOTED:	That pursuant to Rule 17g-1(h) under the 1940 Act, each of Stephen Tate and any
Vice President of the Funds is designated as agent for each Fund to make the filings and give the notices required by Rule 17g-1(g).

Exhibit 3

Resolutions adopted by the Board of Trustees of Putnam ETF Trust on November 18, 2022

RESOLVED, that the action of the Trust in joining the Putnam Funds, Putnam Investment Management, LLC, Putnam Investments Limited, Putnam Retail Management Limited Partnership, The Putnam Advisory Company, LLC, Putnam Investor Services, Inc., and Putnam Fiduciary Trust Company in a joint Registered Management Investment Company fidelity bond (the “Fidelity Bond”) covering larceny and embezzlement and certain other acts in the total amount of $60 million, is approved, with 85% of the premium of approximately $220,717 for the Fidelity Bond allocated to the Funds and the Putnam Funds, it being the understanding of the Trust that the cost of the Fidelity Bond to each Fund will be the Fund’s ratable share (as of November 30, 2022) of the premium for the Fidelity Bond based on the net asset value of the Fund and the other Putnam Funds that are parties to the Fidelity Bond, with the greater of (i) an assumed minimum asset level of $50 million per Fund and (ii) the Fund’s net assets, are approved; and be it further

RESOLVED, that each Fund’s entry into the agreement dated as of April 23, 2021 with the other parties to the Fidelity Bond authorized pursuant to the immediately preceding vote, stating that in the event recovery is received under the Fidelity Bond as a result of a loss sustained by the Trust and one or more other named insureds, the Trust shall receive an equitable and proportionate share of the recovery, which is at least equal to the amount it would have received had it provided and maintained a single insured bond with the minimum coverage required under Rule 17g-1(d)(1) under the 1940 Act, is hereby ratified; and be it further

RESOLVED, to approve specifically the form and amount of the Fidelity Bond referred to in the preceding votes, after consideration of all relevant factors, including but not limited to, the value of each Fund’s aggregate assets to which persons covered by the Fidelity Bond may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, and the nature of the securities in each Fund’s portfolio; and be it further

1

RESOLVED, to approve the portion of the premium to be paid by each Fund on the Fidelity Bond, after consideration of all relevant factors, including, but not limited to, the number of the other parties named as insureds, the nature of the business activities of such other parties, the amount of the Fidelity Bond, the amount of the premium of such bond, the ratable allocation of the premium among all parties named as insureds, and the extent to which the share of the premium allocated to the Fund is less than the premium the Fund would have had to pay if it had provided and maintained a single insured bond; and be it further

RESOLVED, that pursuant to Rule 17g-1(h) under the 1940 Act, each of Stephen Tate and any Vice President of the Funds is designated as agent for each Fund to make the filings and give the notices required by Rule 17g-1(g).

2

Exhibit 4

AGREEMENT

          WHEREAS the undersigned parties have determined that it is in their best interests to enter into a joint fidelity bond, which bond is intended to meet the applicable standards of Rule 17g-1 under the Investment Company Act of 1940 (the “Act”); and

          WHEREAS Rule 17g-1 under the Act requires that each registered management investment company entering into a joint fidelity bond shall agree with the other named insureds as to the allocation of the recovery received under the joint bond as a result of a loss sustained by the registered management investment company and one or more of the other named insureds.

          NOW, THEREFORE, in consideration of the foregoing and of other good and valuable consideration, the undersigned parties hereby agree as follows:

          1. In the event recovery is received under the policy as a result of a loss sustained by one of the registered management investment companies listed on Exhibit A , as revised from time to time, and one or more other named insureds, the registered management investment company shall receive an equitable and proportionate share of the recovery, but at least equal to the amount it would have received had it provided and maintained a single insured bond with the minimum coverage required under Rule 17g-1 under the Act.

          2. The list of registered management investment companies in Exhibit A may be revised by adding, removing or renaming funds to reflect the creation, termination or renaming, respectively, of the registered management investment companies, or any series thereof, of the Putnam Funds, effective upon the execution of such revised Exhibit A by any officer of the Putnam Funds. Re-execution of this Agreement by other parties to this Agreement shall not be required for such a revision to Exhibit A to become effective.

          3. This Agreement shall be governed by and construed in accordance with the laws of The Commonwealth of Massachusetts.

          4. A copy of the Declaration of Trust of each of the registered management investment companies listed on Exhibit A, as revised from time to time, is on file with the Secretary of The Commonwealth of Massachusetts, and notice is hereby given that this instrument is executed on behalf of the Trustees of each such registered management investment company as Trustees and not individually and that the obligations of or arising out of this instrument are not binding upon any of the Trustees, officers or shareholders individually but are binding only upon the assets and property of the registered management investment company.

[Remainder of page intentionally left blank]

          IN WITNESS WHEREOF, each of the undersigned registered management investment companies and other named insureds has caused this Agreement to be executed by a duly authorized officer as of April 23, 2021.

THE PUTNAM FUNDS LISTED ON EXHIBIT A (as the same may be revised from time to time)

By:	_/s/ Jonathan S. Horwitz
Name:	Jonathan S. Horwitz
Title:	Executive Vice President, Principal Executive Officer,
and Compliance Liaison

THE PUTNAM ETFS LISTED ON EXHIBIT A (as the same may be revised from time to time)

By:	__/s/ Robert T. Burns__________________
Name:	Robert T. Burns
Title:	Vice President and Chief Legal Officer

PUTNAM INVESTMENT MANAGEMENT, LLC

By:	__/s/ Robert T. Burns____________________
Name:	Robert T. Burns
Title:	General Counsel

PUTNAM FIDUCIARY TRUST COMPANY

By:	__/s/ James F. Clark________________________
Name:	James F. Clark
Title:	Chief Compliance Officer and Chief Risk Officer

PUTNAM INVESTMENTS, LLC

By:	_/s/ James F. Clark_________________________
Name:	James F. Clark
Title:	Chief Compliance Officer and Chief Risk Officer

PUTNAM INVESTOR SERVICES, INC.

By:	_/s/ Michael Woodall_________________________
Name:	Michael Woodall
Title:	Chief of Operations

PUTNAM RETAIL MANAGEMENT LIMITED PARTNERSHIP

By:	_/s/ Robert T. Burns_________________________
Name:	Robert T. Burns
Title:	General Counsel

Exhibit A

PUTNAM FUNDS

Putnam California Tax Exempt Income Fund
Putnam Convertible Securities Fund
Putnam Diversified Income Trust
Putnam Asset Allocation Funds
-Putnam Dynamic Asset Allocation Balanced Fund
-Putnam Dynamic Asset Allocation Conservative Fund
-Putnam Dynamic Asset Allocation Growth Fund
-Putnam Multi-Asset Income Fund
Putnam ETF Trust
-Putnam BDC Income ETF
-Putnam BioRevolution ETF
-Putnam Emerging Markets ex-China ETF
-Putnam ESG Core Bond ETF
-Putnam ESG High Yield ETF
-Putnam ESG Ultra Short ETF
-Putnam Focused Large Cap Growth ETF
-Putnam Focused Large Cap Value ETF
-Putnam PanAgora ESG Emerging Markets Equity ETF
-Putnam PanAgora ESG International Equity ETF
-Putnam Sustainable Future ETF
-Putnam Sustainable Leaders ETF
Putnam Funds Trust
-Putnam Core Bond Fund
-Putnam Core Equity Fund
-Putnam Dynamic Asset Allocation Equity Fund
-Putnam Emerging Markets Equity Fund
-Putnam Floating Rate Income Fund
-Putnam Focused Equity Fund
-Putnam Global Technology Fund
-Putnam Intermediate-Term Municipal Income Fund
-Putnam International Value Fund
-Putnam Mortgage Opportunities Fund
-Putnam Short Duration Bond Fund
-Putnam Short Term Investment Fund
-Putnam Short-Term Municipal Income Fund
-Putnam Small Cap Growth Fund
-Putnam Ultra Short Duration Income Fund
-Putnam Ultra Short MAC Series
Putnam Focused International Equity Fund
George Putnam Balanced Fund
Putnam Global Health Care Fund
Putnam Global Income Trust
Putnam High Yield Fund
Putnam Income Fund

1

Exhibit A

Putnam International Equity Fund
Putnam Investment Funds
-Putnam Government Money Market Fund
-Putnam International Capital Opportunities Fund
-Putnam Large Cap Growth Fund
-Putnam Research Fund
-Putnam Small Cap Value Fund
-Putnam Sustainable Future Fund
Putnam Large Cap Value Fund
Putnam Managed Municipal Income Trust
Putnam Massachusetts Tax Exempt Income Fund
Putnam Master Intermediate Income Trust
Putnam Minnesota Tax Exempt Income Fund
Putnam Money Market Fund
Putnam Mortgage Securities Fund
Putnam Municipal Opportunities Trust
Putnam New Jersey Tax Exempt Income Fund
Putnam New York Tax Exempt Income Fund
Putnam Ohio Tax Exempt Income Fund
Putnam Pennsylvania Tax Exempt Income Fund
Putnam Premier Income Trust
Putnam Sustainable Leaders Fund
Putnam Target Date Funds
-Putnam Retirement Advantage Maturity Fund
-Putnam Retirement Advantage 2065 Fund
-Putnam Retirement Advantage 2060 Fund
-Putnam Retirement Advantage 2055 Fund
-Putnam Retirement Advantage 2050 Fund
-Putnam Retirement Advantage 2045 Fund
-Putnam Retirement Advantage 2040 Fund
-Putnam Retirement Advantage 2035 Fund
-Putnam Retirement Advantage 2030 Fund
-Putnam Retirement Advantage 2025 Fund
-Putnam Sustainable Retirement Maturity Fund
-Putnam Sustainable Retirement 2065 Fund
-Putnam Sustainable Retirement 2060 Fund
-Putnam Sustainable Retirement 2055 Fund
-Putnam Sustainable Retirement 2050 Fund
-Putnam Sustainable Retirement 2045 Fund
-Putnam Sustainable Retirement 2040 Fund
-Putnam Sustainable Retirement 2035 Fund
-Putnam Sustainable Retirement 2030 Fund
-Putnam Sustainable Retirement 2025 Fund

2

Exhibit A

Putnam Tax Exempt Income Fund
Putnam Tax-Free Income Trust
-Putnam Strategic Intermediate Municipal Fund
-Putnam Tax-Free High Yield Fund
Putnam Variable Trust
-Putnam VT Core Equity Fund
-Putnam VT Diversified Income Fund
-Putnam VT Emerging Markets Equity Fund
-Putnam VT Focused International Equity Fund
-Putnam VT George Putnam Balanced Fund
-Putnam VT Global Asset Allocation Fund
-Putnam VT Global Health Care Fund
-Putnam VT Government Money Market Fund
-Putnam VT High Yield Fund
-Putnam VT Income Fund
-Putnam VT International Equity Fund
-Putnam VT International Value Fund
-Putnam VT Large Cap Growth Fund
-Putnam VT Large Cap Value Fund
-Putnam VT Mortgage Securities Fund
-Putnam VT Research Fund
-Putnam VT Small Cap Growth Fund
-Putnam VT Small Cap Value Fund
-Putnam VT Sustainable Future Fund
-Putnam VT Sustainable Leaders Fund

As of:	May 16, 2023

By:	/s/ Stephen J. Tate

Name:	Stephen J. Tate

Title:	Vice President and Chief Legal Officer

3